9/5

02049788

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Washtec AG

*CURRENT ADDRESS

**FORMER NAME

PROCESSED

SEP 12 2002

**NEW ADDRESS

P THOMSON FINANCIAL

FILE NO. 82- 4888 FISCAL YEAR 12-31-00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 9/9/02

WashTec
CLEANING TECHNOLOGY

ANNUAL REPORT 2000



WASHTEC KEY FIGURES

EUR millions	WESUMAT 1997	WESUMAT 1998	WESUMAT 1999	WASHTEC 1999[1]	WASHTEC 2000
Sales revenues	108.4	109.7	114.3	283.6	266.5
Domestic	51.0	49.9	47.2	143.9	120.5
International	57.4	59.8	67.1	139.7	146.0
Raw materials and supplies	49.1	49.7	52.7	123.8	111.9
Personnel expenses	27.4	29.3	31.1	90.7	90.5
Result from ordinary business activities	5.4	9.6	8.2	9.7	7.2
Net profit/loss for the year	1.6	4.7	4.2	3.9	3.2
Result according to DVFA/SG old[2]	4.5	4.9	4.8	5.9	8.6
Result according to DVFA/SG new[3]	2.5	3.0	2.5	3.4	2.0
Cash earnings according to DVFA/SG	5.9	6.4	6.5	10.4	10.5
EBITDA	13.7	12.6	11.6	21.3	21.4
Average number of employees	633	667	718	1,855	1,733[4]
Earnings per share according to DVFA/SG (EUR) old	0.98	1.06	1.03	0.78	1.13
Earnings per share according to DVFA/SG (EUR) new	0.55	0.65	0.55	0.55	0.27
Cash flow per share according to DVFA/SG (EUR)	1.29	1.41	1.41	1.36	1.39
Dividend per share (DEM)	0.60	1.00	1.00	–	0.61[5]

[1] Pro forma for WashTec

[2] corresponds to accounting formula valid until 12/31/1998

[3] corresponds to accounting formula valid as of 01/01/1999

[4] Figure as per 12/31/2000

[5] As proposed by the Management and Supervisory Boards

CONTENTS

WashTec
CLEANING TECHNOLOGY





LETTER TO OUR SHAREHOLDERS

Ladies and gentlemen,

the year 2000 was WashTec AG's first as the world market leader in cleaning technology for transportation systems. It was characterized by consolidation measures and far-reaching changes undertaken on the way to becoming an even more powerful and profitable company with considerable potential for growth.

Turmoil in the mineral oil industry in Germany had a negative effect on investment and led to a slight decline in sales to 266.5 million EUR (1999 pro forma: 283.6 million EUR). At the same time, WashTec worked on a consistent reduction of unprofitable turnover coming primarily from export business of the former CK Group.

Central focus of the year 2000 was a continued realization of strategic goals of the company. With the establishment of subsidiary companies in the USA and Italy as well as the creation of extensive local distribution organizations that these entailed, the company has continued its internationalization and is well on the way to becoming a true "global player". This was emphasized by the award of numerous major contracts in Brazil, Great Britain, Russia and Korea, especially in the business area for train wash technology. The acquisition of the train wash division of the English engineering firm Dawson Trainwash on March 1, 2000 gave WashTec access to both a longstanding customer base and to valuable expertise in the area of cost-effective train wash technology.

Innovative products and pioneering new service concepts supported the WashTec Group's technological leadership in the past financial year. At the Automechanika 2000 trade fair, WashTec introduced several new products and services, thereby once again proving the company's strength in innovations. Visitors from 62 countries were able to convince themselves that the overriding goal of the company is to effectively respond to its customers' very specific requirements by providing the right products and services.

WashTec intends to be the number one choice of each and every one of its customers, regardless of size.

The year 2000 was marked by a complete reorganization of the Group that is now largely complete and showing first positive results.



Synergies were achieved in the areas of purchasing, production and administration. Despite a slight reduction in turnover, these measures contributed to an improvement in EBITDA to 21.4 million EUR (pro forma 1999: 21.3 million EUR). In order to allow our shareholders to directly benefit from this success, the Board will propose at the annual general meeting on June 28, 2001 that an unchanged dividend volume and a dividend of 0.61 DEM per share be paid out.

WashTec continued to maintain active contacts to the financial community and its open information policy during the fiscal year. Numerous investor relations measures were undertaken to achieve the targeted spread of essential company information. Included were several background interviews with the capital markets press as well as the annual accounts press conference and analyst presentation. In addition, the Board traveled to London in September 2000 for additional talks with institutional investors. According to comments made by various financial community players, prospects for a positive long-term development of the WashTec share are good.

For the current fiscal year of 2001, we expect the company to experience a continued positive development. After the consolidation phase in 2000, the company intends to focus on the capture of new markets and to further develop its business areas cleaning technology for rail vehicles, process technology and service/operations. The year 2001 commenced with a well-filled pipeline for the delivery of professional vehicle wash services and products, thereby creating excellent conditions for the realization of such expectations.

Wolfgang Decker, Chairman of the Board
WashTec AG



#01: The year 2000 was WashTec's

BOARD

Wolfgang Decker, Chairman
Strategy, Sales, Marketing

Sabine Decker
Finance, Foreign Subsidiaries, General Services

Dietmar Waldemar Mundil
Production and Engineering

Dr. Hans-Gerd Höptner (until June 30, 2000)
Merger Projects

SUPERVISORY BOARD

Dr. Märten Burgdorf, Chairman of the Supervisory Board
Entrepreneur

Prof. Dr.-Ing. Karl Eugen Becker, Supervisory Board Member
Supervisory Board Chairman, TÜV Süddeutschland Holding AG (Munich)
Data Modul AG (Munich), Kögel Fahrzeugtechnik AG (Ulm)
Supervisory Board Member, Hans Einhell AG (Landau/Isar)

Dr. Peter Brütt, Supervisory Board Member
Retired Chairman of the Board of MAN Roland Druckmaschinen AG (Augsburg)

Dr. Hanno Monauni, Supervisory Board Member
Corporate lawyer and lecturer

Robert A. Osterrieth, Supervisory Board Member
Director, German Venture Advisors 2000, Limited (London)
Supervisory Board Chairman, Kleindienst Datentechnik AG (Augsburg)
Deputy Supervisory Board Chairman, Eurobike AG (Düsseldorf)

Bernd Kosegarten, Supervisory Board Member
Supervisory Board Chairman, NFZ – Norddeutsche Fleischzentrale GmbH (Hamburg),
Anton Heggenstaller AG (Unterbernbach), GENIATEC (Hannover)
Supervisory Board Member, JENOPTIK EXTEL AG (Jena)


WashTec AG
WashTec Holding GmbH
Wesurent Car Wash Marketing GmbH
WashTec International GmbH
WashTec Cleaning Technology GmbH
VPL Verbundpartner Leasing GmbH
Holding
Subsidiaries

MERGER PROJECTS 2000

The year 2000 saw a concentration on a large number of merger projects within the company as well as the exploitation of related synergies in the areas of purchasing, production, sales and administration. As the result of a strategic decision to concentrate all central purchasing, sales and development activities at the Augsburg site, locations in Schöllkrippen and Recklinghausen were reorganized as pure production sites.

In our sites at Augsburg and Schöllkrippen we produce our complete array of car wash products in close cooperation between the sites. Our central manufacturing facility in Augsburg also produces machines for our rail wash and process technology business units. In addition, a specialized manufacturing facility for electronic components is located in Recklinghausen. The very different demands that characterize the area of commercial and rail vehicle washes are addressed by our production facilities in Houlgate (France), Toronto (Canada) and Buffalo, USA.

This provides us with the capacities that enable a customer-specific production of our complete product line and an optimized use of manufacturing resources. After a comprehensive analysis of the procurement policies of both companies last year, a central purchasing department was created allowing a combination of purchasing power and a significantly improved access to supplier markets. The company was thus able to make use of considerable synergy potentials in this area. They will have very positive effects in the current fiscal year.

The clearest sign of ongoing consolidation was the merger of the two operating companies WESUMAT Fahrzeugwaschanlagen GmbH (FWA) and California Kleindienst Autowaschtechnik GmbH (CK AWT), retroactively effective January 1, 2000, to form WashTec Cleaning Technology GmbH. This allowed the realization of considerable cost savings potentials. Merging essential departments such as sales or service administration made the implementation of more effective processes possible. A total of 120 jobs were made redundant in Germany. This was achieved under a social contract and in cooperation with the Works committee. In addition, specific process and requirements analyses led to further organizational measures which, applied according to best practice principles, enabled a reduction of general operating expenses by a two-digit figure in the DEM millions.





EBITDA
Depreciation on goodwill
Result according to DVFA/SG new
Cash earnings according to DVFA/SG
13.7
2.8
0.3
2.5
5.9
12.6
4.7
3.0
6.4
21.3
5.1
3.4
10.4
21.4
6.2
2.0
10.5
1997
1998
1999
2000

EARNINGS (IN EUR MILLIONS)
1997 and 1998 figures for WESUMAT
1999 (pro forma) and 2000 figures for WashTec AG

FISCAL YEAR 2000

WashTec has taken advantage of its position as a strong partner of both large mineral oil companies and small independent operators of services stations for many years, particularly in the area of car washing equipment systems. Together, both groups of customers form a traditionally strong sales channel that is based on long-term customer relationships and a high degree of satisfaction with WashTec's products and services.

Turmoil in the mineral oil industry caused large and medium sized customers to cut back their investments. WashTec recorded a drop in sales from 283.6 million EUR pro forma in 1999 to 266.5 million EUR, which clearly was attributable to overall developments in the industry. A slight improvement in the German service station market was discernable at the beginning of the year and indicates that demand will again rise.

WashTec was able to maintain its market position in its core European markets. With the establishment of a subsidiary in Italy, the last white patch on a map of Europe was filled.

WashTec was able to improve significantly in the areas of commercial and rail washes, and process technology. Turnover in the rail wash division rose by 71 % to 9.2 EUR million. In the area of process technology, sales rose by 56 % to 4.1 million EUR.

BALANCE SHEET STRUCTURES 1999 AND 2000



19
50
46
1999
1999*
2000

ASSETS IN %
* Pro forma figures for WashTec AG

Current assets
Fixed assets


62
74
74
27
11
12
1999
1999*
2000

EQUITY CAPITAL AND LIABILITIES IN %
* Pro forma figures for WashTec AG

Liabilities
Provisions
Equity

The acquisition of the train wash activities of Dawson Trainwash gave WashTec access to new customer groups and further technology. With WESURAIL, the WashTec Group owns the market leader for "controlled emission toilets" (CET) cleaning systems and can therefore offer an expanded product range accordingly. CET already made a contribution to increased sales in this business area for 2000, and confirms that the strategic direction of the company as a full range supplier of professional vehicle wash equipment is correct.

The year 2000 was marked by the award of large international orders for the supply of WashTec technology and expertise. Right at the beginning of the year, the world market leader was able to announce that it had won the largest-ever contract for the delivery of train cleaning systems in England, with a total value of 5.3 million EUR over the next two years. Won over by the convincing concept behind the WashTec range, the operator of the high-speed train "Sokol" in St. Petersburg, placed an order worth 1.8 million EUR in March, followed by another order from the Moscow Railway Company in June 2000 (2.6 million EUR). As well as an order from Seoul, Korea with a contract value of 1.2 million EUR, the company received an order from Deutsche Bahn AG worth 0.5 million EUR in September.

The highlight of the year in the process technology area was the installation of a wash and polishing unit at VW's "Autostadt" in Wolfsburg. This installation, worth 0.6 million EUR, was handed over in June 2000 and will be seen by all future visitors to this avant-garde exhibition site. A strengthening of our position internationally as well was evidenced by a large order from VW do Brazil for more than 1.5 million EUR.

In spite of a slight drop in sales turnover, improvements in cost structures during the very first post-merger year already contributed to an EBITDA of 21.4 million EUR after the previous year's pro-forma result of 21.3 million EUR. Not included in this figure are extraordinary merger-related costs of 4.7 EUR million, the majority of which are related to workforce reductions.

Seen as a stand-alone unit, this would have equated to a 13.7 % increase in WESUMAT's EBITDA per share from 2.48 EUR to 2.82 EUR. At the annual general meeting on June 28, 2001 the Board will recommend paying a dividend of 0.61 DEM per share.

#02 Full range supplier of professional vehicle wash equipment





#03: Market share of more than 30% worldwide

MARKET

WashTec's excellent market position is attributable to its strength in innovation and size. Our ability of providing cleaning technology solutions that are tailored to customer needs has secured strong local market access in Germany and growing market shares in foreign markets both within and outside of Europe.

As is the case with the economy in general, the market for WashTec services and products is characterized by the globalization of business activities. Our customers in the mineral oil industry have shaped this development to a considerable degree and are seeking suppliers as partners that are similarly orientated on their part. The strategic direction of the WashTec Group has taken this into consideration and has positioned the company to make the best use of any market opportunities that arise.

A market share of more than 30% worldwide indicates that we are represented in all significant markets. This alone, however, does not satisfy the goals of the company. We intend to further expand our organization and to accompany clients as they internationalize.

By founding WashTec, Inc. in Buffalo, New York (USA) and WashTec Italia s.r.l. in Rome, the company has gained access to these very interesting markets. In the reporting period, important advances were made in opening up these markets by creating extensive and powerful sales networks. Existing structures of Sherman Supersonic Industries, Inc. (SSI), which was acquired in 1998, formed a useful basis for this expansion, and today WashTec uses the existing infrastructure in Buffalo.


1855
1733
632
633
667
1996
1997
1998
1999*
2000**

DEVELOPMENT OF HEADCOUNT
* Pro forma figures for WashTec AG
** Figure as per 12/31/2000

EMPLOYEES

Attractive market opportunities, a clear company strategy, and competitive products and services are key to WashTec's success. However, the company's real foundation is formed of its 1,733 employees worldwide, a highly motivated team which contributed significantly to the unique combination within WashTec.

Specific knowledge of the industry plus years of experience ensure that our merger slogan "Let's wash 2gether" is coming alive for the best of our customers and partners. Joint expertise enabled successful merger projects to be completed in the fiscal year ended, and led to further innovative product and service solutions for the benefit of our customers.

The implementation of required measures such as the merger of distribution and service departments led to 120 redundancies affected by socially responsible means.

These workforce reductions were implemented in full cooperation with the Works committee, and were accompanied by numerous helping measures.

These measures include an open information policy that nurtures a constant flow with and from our staff, and provides a sense of security. In addition, professional qualifications are constantly transmitted through ongoing training.

The corporation has implemented a stock option program for top management in order to strengthen ties to the company and to allow participation in the success of the business. In the reporting period, the group's Managing Directors received 130,000 options at a share price of 8.95 EUR each, which are exercisable.

We thank our staff for their outstanding commitment during the past year and are looking forward to the challenges ahead.

The company would like to thank Dr. Hans-Gerd Höptner, a Member of the Board of WashTec AG until June 30, 2000, for his commitment to the successful implementation of the merger of Wesumat AG with California Kleindienst GmbH.



#04: "Let's wash 2gether"




#05. Concentration on essential core-skills


25
27
78
78
1997
1998
1999*
2000

MARKET SHARE IN GERMANY (IN %)
* Pro forma figures for WashTec AG


23
25
61
61
1997
1998
1999*
2000

MARKET SHARE IN EUROPE (IN %)
* Pro forma figures for WashTec AG

Source: Internal Data WashTec AG

STRATEGY

WashTec, the world market leader for cleaning technology for transport systems, pursues a clear company strategy. It is based on a concentration on essential core skills in development and marketing. Innovative products, a low vertical range of manufacturing, a large degree of flexibility and high standards of quality have contributed to today's market position.

This continues to be built upon and extended by a range of customer-specific, flexible cleaning technology solutions in the long term. This was successfully done in the past financial year in the core business for car washes.

At Automechanika, the world's largest trade fair for garage and petrol station equipment, the company introduced a fully electronic communications technology using SMS on the car wash machine, thereby pioneering a new service era within the industry. This technical innovation is the result of close cooperation between Deutsche Telekom AG (D1 cellular network) and Siemens AG (GSM modem).

Innovations such as this yield reductions in down time for customers, a benefit that the company views as being exactly the type of competitive advantage that has led to such a strong market position. We see this as a further milestone on our way to becoming a full service provider.

Developments in the area of cleaning technology for commercial and rail vehicle washes show that acquisitions made during the past years were the right steps taken at the right time. These business fields will grow further and will make a lasting contribution to results of the Group.

Extending the world market leader's market shares for cleaning technology worldwide will continue as planned. In particular, further penetration of the whole North and South American markets will contribute to this.

Long-standing good relationships with our customers, including globally active mineral oil companies, will continue to be developed further, strictly according to our motto "listen to your customer".

For the current fiscal year, we see WashTec in an ideal position to make use of opportunities that may arise in any market.



Type:	**Bearer shares**
Subscribed capital:	**DEM 38 million**
Listed in:	**Frankfurt, Düsseldorf, Berlin, Stuttgart, Munich**
Market segment:	**official trading**
Listing:	**variable**
Number of shares:	**7.6 million, including 4.6 million admitted**
– freefloat:	35.7%
– Edelmar Vermögensverwaltungs-GmbH	39.5%
– Eurosynergies:	9.9%
– 3i Group:	9.9%
– Wolfgang Decker:	5.0%
Share price high in fiscal 2000:	**EUR 12.43**
Share price low in fiscal 2000:	**EUR 5.80**
Share price on 12/31/2000:	**EUR 6.10**
Securites code number:	**750 750**
Reuters ticker:	**WSUG**

All figures as per 12/31/2000

SHARE

The company took advantage of many opportunities to present itself to shareholders and analysts during the past financial year as well.

The presentation of the annual accounts to the press on May 3, 2000 and numerous background interviews with journalists throughout the year ensured that the company was reported on in the capital press and contributed to a better understanding of its strategic background.

WashTec also used its presence at Automechanika 2000, the equipment fair for service stations and the garage trade that took place in Frankfurt from September 6 to 10, 2000, to introduce itself to an interested audience from the financial community at a conference for bank analysts.

During a series of talks with selected institutional investors in September 2000 in London, information requirements of foreign investors were addressed more closely.

In the medium term, WashTec expects a significant improvement in the performance of WashTec shares. The company bases this forecast on measures taken in 2000 and increased interest from the investor community in shares with core substance. In addition, the WashTech share has been included in the small cap index SDAX since 1999, and as such has been the target of strong interest from funds that strongly align the composition of their portfolios along index values. Lastly, the story behind the WashTec share was confirmed as being of great interest during numerous talks with analysts. In the current phase of uncertainty regarding new economy stock market values, this should lead to strong purchasing interest.

Three million new share certificates, which are the result of a merger-related in-kind contribution by California Kleindienst Holding GmbH, are expected to be admitted to trading on the official market at the middle of 2001.



EVENTS 2001

Beginning of May	Publication of 2000 annual report
May 14	Balance sheet press conference for fiscal year 2000, Munich
May	Analyst presentation, Frankfurt
End of May	Publication of first quarterly report 2001
June 28	Annual general meeting, Kurhaus Augsburg
End of August	Publication of half year report 2001
End of November	Publication of third quarterly report 2001



REPORT OF THE SUPERVISORY BOARD

The Supervisory Board regularly monitored and provided advice to the management of the company throughout the fiscal year 2000. Respectively, six meetings of the Supervisory Board with Executive Board were duly convened and held.

In addition, the Executive Board kept the Supervisory Board informed about key management issues through meetings and ongoing written reports. This included business performance updates on subsidiaries. Special attention was paid to questions pertaining to the consolidation of the two merger partners and to the realization of potentials stemming from the merger.

The accounting firm PricewaterhouseCoopers GmbH, Munich, audited financial statements and Group financial statements compiled by the Executive Board as per December 31, 2000, as well as the management report and Group management report. The auditor's brief also called for an assessment of management's compliance with statutory obligations including, in particular, the implementation of a monitoring system that allows an early identification of developments that could potentially endanger the continued existence of the company.

The auditors have given the financial statements and the Group financial statements as well as the management report of WashTec AG and the Group management report an unqualified audit certificate. As regards the implementation of



a risk monitoring system under section 91 (2) AktG, the auditors have declared that the Executive Board took all statutory measures, especially in regard to the monitoring system, and that these measures were suited to the early identification of developments that could potentially endanger the continued existence of the company.

The audited financial statements and the Group financial statements as well as the management report of WashTec AG and the Group management report were submitted to all members of the Supervisory Board for their own examination and discussed in detail at the Supervisory Board balance sheet meeting on April 4, 2001 in the presence the auditor. All questions raised by the Supervisory Board were answered to its full satisfaction.

The Supervisory Board has approved the results of the audit and the financial statements compiled by the Executive Board, which is now deemed as officially adopted. The Supervisory Board agrees with the Executive Board's proposal for the appropriation of the net profit for the year.

The Supervisory Board has taken note of the Group auditor's report.

The successes achieved in the past fiscal year would not have been possible without the outstanding commitment shown by the Executive Board, the staff and the business partners of WashTec Aktiengesellschaft. The Supervisory Board herewith recognizes and thanks all participants for their contributions.

Augsburg, April 4, 2001

Dr. Märten Burgdorf
Chairman of the Supervisory Board

GROUP CASH FLOW STATEMENT

		2000 WT Group	1999 WT Group "pro forma"
		TDM	TDM
	Group profit for the year	6.306	7.642
+	Depreciation of fixed assets	16.915	12.256
–	Decrease in short-term provisions	– 4.085	– 6.930
–/+	Increase/decrease in long-term provisions	– 73	640
+/–	Profit/loss from the disposal of fixed assets	462	– 435
+	Decrease in inventories	4.322	727
–/+	Increase/decrease in trade receivables	– 5.848	2.845
–/+	Increase/decrease in amounts due from companies in which an equity interest is held (excl. loans)	– 255	3.221
–/+	Increase/decrease in other assets	– 8.070	850
–/+	Increase/decrease in deferred items (assets)	– 633	44
+/–	Increase/decrease in payments on accounts received	4.012	– 686
+/–	Increase/decrease in trade liabilities	2.669	– 9.875
–	Decrease in liabilities towards companies in which an equity interest is held (excl. loans)	– 48	– 124
+	Increase in liabilities on bills accepted	667	263
+	Increase in other liabilities (excl. loans)	517	2.441
+/–	Increase/decrease in the deferred item (liabilities)	208	– 301
–	Substantial non-cash income and expense items	– 1.314	0
=	**Inflow of funds from ordinary business activities**	**15.752**	**12.578**
–	Outgoing payments for fixed assets	– 6.663	– 9.514
+	Incoming payments from the disposal of fixed assets (remaining book values of the disposals increased by profits and decreased by losses resulting from the assets disposal)	552	1.726
–	Additions from first time consolidations	0	– 310
=	**Outflow of funds from capital spending**	**– 6.111**	**– 8.098**
–	Outgoing payments to shareholders (assumption of losses, profit transfers, compensation paid to external shareholders)	– 4.600	– 4.600
–/+	Changes in long term liabilities	– 426	10.552
–/+	Changes in minority interest	– 68	62
=	**Outflow/inflow of funds from financing**	**– 5.094**	**6.014**
+/–	Elimination of exchange-rate induced changes in fixed assets	22	– 427
+	Change in equalization item resulting from currency conversion	46	59
=	**Cash changes in short-term financial ressources**	**– 4.615**	**10.126**
+	Net financial debt at the beginning of the period	– 150.730	– 160.856
=	**Net financial debt at the end of the period**	**– 146.115**	**– 150.730**

2000 GROUP FINANCIAL STATEMENTS OF WASHTEC AG



GROUP MANAGEMENT REPORT FOR THE FISCAL YEAR 2000

WashTec AG holds equity interests in WashTec Holding GmbH (formerly California Kleindienst Holding GmbH), WESURENT Car Wash Marketing GmbH and WESUCONTROL GmbH. WashTec AG is the holding company of the entire WashTec Group and provides legal, financial, controlling, technical and marketing services.

The company's registered business purpose is to acquire, own and sell equity interests in other companies. The business purpose also includes the functions of a holding company within the WashTec Group. The company is entitled to conduct all manner of business deemed suitable to fulfil the business purpose stated above.

The capital increase against contribution in kind in the form of the transfer of all shares in California Kleindienst Holding GmbH (now WashTec Holding GmbH) to WashTec AG decided by the extraordinary meeting of shareholders on December 22, 1999 has led to substantial operational and structural changes in the newly established company group in fiscal 2000. Like the WESUMAT Group, the California Kleindienst Group operated in the vehicle wash sector with a focus on car wash equipment.

In the course of the merger of the two groups, the shares in the former WESUMAT Fahrzeugwaschanlagen GmbH were transferred from WashTec AG to WashTec Holding GmbH. The two operating companies were merged through the integration of WESUMAT Fahrzeugwaschanlagen GmbH into California Kleindienst Autowaschtechnik GmbH with effect from January 1, 2000. California Kleindienst Autowaschtechnik GmbH was subsequently renamed WashTec Cleaning Technology GmbH.

Before the transfer of the shares in WESUMAT Fahrzeugwaschanlagen GmbH to WashTec Holding GmbH, the control and profit and loss transfer agreement existing since December 22, 1994 between WashTec AG and WESUMAT Fahrzeugwaschanlagen GmbH was terminated. With effect from January 1, 2000, a new control and profit and loss transfer agreement was concluded between WashTec Holding GmbH and WESUMAT Fahrzeugwaschanlagen GmbH.

The merger of the two organizations provides cost savings potentials, some of which were already realized in 2000. Key synergy potentials included an improved negotiating position with suppliers due to higher order quantities, the targeted use of shared parts and the pooling and optimization of development activities. Production activities focused on design-to-cost projects and the optimum utilization of existing production capacities. The service organizations in all important distribution markets were adapted to the new requirements with a special focus on higher customer service quality. The global presence demanded by customers was achieved through the foundation of Group companies in the USA and Italy; these companies distribute and service vehicle washes.

The operating companies in Germany, Denmark, Norway and Great Britain were formally merged in 2000. In all other important distribution regions, the market units of the former sales organizations were placed under joint management.

WashTec Holding GmbH represents the key equity interest.

It acts as intermediate holding company comprising the key operating equity interests of the WashTec Group. The company's business purpose is to acquire, own and sell equity interests, especially in other companies and real estate, as well as to advise business enterprises. WashTec Holding GmbH provides financial, accounting, controlling, human resources and IT services for all subordinate Group companies.

WashTec Cleaning Technology GmbH, Augsburg, an operating subsidiary of WashTec Holding GmbH, is engaged in the production, distribution and maintenance of high-quality car washes as well as commercial vehicle, tram and train washes including the requisite water reclaim systems as well as water tightness test systems for the automotive industry; the company also offers specific services.

The range of car washes includes pass-through washes, roll-over washes and DIY wash systems based on different technologies (brush, high-pressure and textile designs). Approximately 50% of all WashTec equipment is sold in Germany using the brand names of WESUMAT and California Kleindienst while the balance is sold in the European and non-European markets; international distribution has increasingly gained in importance in recent years. Sales in Germany are handled through employed salesmen who are in charge of specific sales areas as well as through master agreements with petrol companies. Foreign sales are handled through local subsidiaries as well as local sales organizations owned by third parties. In addition, the service and spare parts business has increasingly gained in importance in all distribution channels. The international activities clearly offer the most promising growth prospects, given that as yet unused market potential can be tapped there.

Based on the production and distribution of high-quality products and comprehensive customer service, WashTec has become the worldwide leading supplier of cleaning technology.

2 · Strategy

WashTec's corporate strategy is oriented to boosting earnings and sales on a sustained basis. Key elements of this strategy include:

High quality standards

WashTec's strategy is to develop, produce and supply high-quality vehicle washes. The company's management places great importance on manufacturing quality and has committed all suppliers to compliance with the company's high standards of quality.

Innovations

WashTec is the leading innovator in the national and international car wash business. The company's ability to achieve fast market penetration is reflected in the following newly developed products:

- Juno – currently the fastest roll-over car wash (complete wash and dry cycle takes only 2 minutes and 30 seconds);
- CK 30, a roll-over wash for the lower market segment;
- Calkeep, a wash material made of foamed, non-water absorbent PE;
- dyna brush – this design combines the horizontal brush rotation with a vertical up-and-down movement of the brush for clearly superior results at the roof edges and around the sills;
- a modular system of pass-through washes which allows to make optimum use of every location.

Efficient production operations

Production is concentrated at Augsburg, Schöllkrippen, Recklinghausen, Houlgate/France, Mississauga/Canada and Buffalo/USA. The Augsburg plant makes WESUMAT-brand roll-over washes, pass-through washes, commercial vehicle washes and train washes as well as water tightness test systems for the automotive industry; the Schöllkrippen plant manufactures California Kleindienst-brand roll-over washes; the Houlgate factory produces roll-over washes for the French market as well as commercial vehicle (trucks and buses) washes; the Mississauga facility builds train washes and bus washes. Manufacturing efficiency is enhanced through intensive cooperation with contract suppliers. The entire value chain is subject to constant improvement.

Distribution

In addition to direct sales to petrol station operators and independent operators, car washes are also sold under master agreements with many major petrol companies. Distribution in Germany is handled through travelling salesmen (employees); their activities are supported by direct customer contacts at management level. Great importance is attached to long-term customer retention. All operating processes at WashTec centre on customer-oriented solutions.

After-sales service

Customer service is a cornerstone of WashTec's corporate strategy, given that car wash downtimes need to be kept at an absolute minimum. Customer service is increasingly based on fully comprehensive maintenance agreements which help to make operating costs predictable. This trend is also reinforced by customers' increased focus on lifetime costs when it comes to choosing a vehicle wash installation. Apart from technical and spare parts services, WashTec's customer service also includes site analyses and operating concepts.

Diversification

The train wash market will continue to experience fast growth. In recent years, WashTec has already achieved a leading position in Germany and abroad. The company sees big potential for sale and profit growth in this segment also in the years ahead. In this sector, the company's Canadian subsidiary, Sherman Supersonic Industries Corp., Mississauga, Canada, and WESURAIL UK Ltd., York, England, successfully completed a number of major orders.

For the automotive industry, the company offers solutions for testing the water tightness of vehicles.

Internationalization

WashTec's international markets, and Europe in particular, have largely contributed to the sales revenues in recent years. Sales in Asia have been declining noticeably since 1996 due to the unfavourable economic environment; however, the company expects this market to recover in the medium term and has therefore continued its distribution activities in the region. In spring 1999, WashTec decided to start exporting car washes to North America. The requisite type approval was obtained in the year 2000 and local marketing efforts were stepped up in FY 2000. WashTec expects considerable sales revenues and profit contributions from car wash sales in the North American market in the coming years; the equipment will be prefabricated in Augsburg and Schöllkrippen for the time being and customized by the American subsidiary, WashTec Inc., founded in FY 2000. WashTec's first vehicle washes installed in the USA produce more stable and better wash results than competitive products.

– Quality management

WashTec was the first European company in its sector to secure DIN ISO 9001 certification for the development, design, production, distribution, service and maintenance of vehicle wash equipment, train washes, care equipment and water reclaim systems including the requisite periphery and process technology. In FY 2000, this certification was renewed without restrictions.

– Environmental management

WashTec was the first European company in its sector to be awarded environmental certification to DIN ISO 14001 for the development, design, production, distribution, service and maintenance of vehicle wash equipment, train washes, care equipment and water reclaim systems including the requisite periphery and process technology. This certification was awarded to the Augsburg plant.

2.2 Organization

Via WashTec Holding GmbH, the company holds all shares in WashTec Cleaning Technology GmbH. WashTec Cleaning Technology GmbH develops, manufactures, distributes and services vehicle and train wash equipment. The company does not maintain an inventory of finished products; all installations are manufactured to order and to individual customer specifications. Reconditioned machines are offered in addition to the new installations. WashTec accepts used machines as trade-ins, and reconditions WESUMAT-brand machines for re-marketing.

WashTec sees itself as a developer and assembler and attaches great importance to the flexibility of its manufacturing resources. Pre-assembled units and components make for cost-efficient production of customized installations. WashTec's highly qualified workforce allows for optimum capacity utilization across the different product groups. To ensure prompt delivery and safeguard its high level of quality, WashTec maintains prefabrication capacities for the processing of sheet metal and the production of switchboards.

To push ahead the international expansion, WashTec has established or acquired subsidiaries in France, Spain, Norway, Sweden, Belgium, Denmark, the Netherlands, the UK, Italy, the USA and Canada. The French subsidiary also assembles roll-over washes for the local market; the WESUMAT commercial vehicle wash range is also manufactured in France. The Canadian subsidiary produces train and bus washes, while the subsidiary in Buffalo modifies wash equipment for the American market. Moreover, all subsidiaries are in charge of distributing and servicing the vehicle washes.

In recent years, WashTec has made great strides in the German and European train wash markets and has scored sustained year-on-year sales increases. In this context, WashTec has taken over companies in Canada and Britain which have proven expertise in these markets. In addition, WashTec is one of the leading providers of systems for testing the water tightness of vehicles to the automotive industry.

2.3 WESURENT Car Wash Marketing GmbH

WESURENT Car Wash Marketing GmbH buys, leases and operates vehicle washes on behalf and on account of third parties, offering a wide range of related services. The company's experts and consultants will analyze the location, the existing operation, the competitive situation in the area to determine the relevant capacity and profitability parameters. They will also develop financing models and draw up construction plans. WESURENT Car Wash Marketing GmbH may also act as a general contractor coordinating the activities of the builders and contractors and can also handle the marketing activities for the newly created car wash site. The individual vehicle washes are typically sold by WashTec Cleaning Technology GmbH to a leasing company which then leases the installation to WESURENT Car Wash Marketing GmbH. Working in conjunction with the customer, WESURENT Car Wash Marketing GmbH will then operate the facility on behalf and on account of the respective customer.

3. Market and sector overview

The market for vehicle wash equipment in the Federal Republic of Germany is mainly characterized by replacement sales. Newly installed equipment is usually of a very high quality and rated for a service life of 5–6 years. In 2000, petrol companies in Germany throttled their capital spending on new vehicle wash equipment, while European sales outside Germany clearly exceeded last year's level.

In 2001, WashTec expects the domestic market to recover and new installations to provide growth impulses – especially as a result of the newly founded subsidiaries in the USA and Italy – with service and spare parts business remaining at the previous year's level.

Competition

The German and international vehicle wash equipment industry is composed of a small number of competitors. Official statistics are not available. One of WashTec's key competitors in Germany is Otto Christ AG (Memmingen). In the international market, there are also CECCATO SPA (Italy), ISTOBAL SA (Spain), OY TAMMERMATIK AB (Finland) and Ryko Manufacturing Company Inc. (USA). According to WashTec's own research, the company has a market share of approx. 60% in Europe (based on the total installed base of vehicle wash equipment) and approx. 30% worldwide.

4. State of the Group

In 2000, WashTec continued to expand its position primarily in the European markets outside Germany, while capital spending in the industry clearly declined compared to the previous year. In line with the general market trend, Group sales revenues were down 6% on the previous year.
In Germany, sales revenues declined by 16.3%, which was primarily attributable to the fact that petrol companies throttled their capital spending. WashTec expects to maintain its market share in FY 2001. This development was partly offset by higher service revenues. Sales revenues in the other European markets rose by 4.6%. Total sales revenues from new installations declined by 16.6% year-on-year. Service and spare parts business, however, developed very favourably, posting an increase of 13.4% due to the strong expansion of the installation network in past years.

4.[illegible] Assets and financial situation

For better comparability, the following table shows consolidated pro-forma 1999 figures for the WESUMAT Group and the California Kleindienst Group to allow:

	Dec 31, 2000		Dec 31, 1999		Change
	DM '000	%	DM '000	%	DM '000
ASSETS					
Fixed assets	204,551	46.39	215,839	48.84	– 11,288
Inventories	84,079	19.07	88,401	20.00	– 4,322
Receivables	123,099	27.92	118,639	26.84	4,460
Other assets	16,321	3.70	8,250	1.87	8,071
Bank balances	9,308	2.11	7,863	1.78	1,445
Current assets	232,807	52.80	223,153	50.49	9,654
Deferred items	3,587	0.81	2,954	0.67	633
Total assets	440,945	100.00	441,946	100.00	– 1,001
EQUITY CAPITAL AND LIABILITIES					
Equity capital	52,334	11.87	50,802	11.50	1,532
Provisions	60,992	13.83	67,934	15.37	– 6,942
Liabilities towards banks	183,715	41.66	184,331	41.71	– 616
Trade liabilities and advance payments	38,093	8.64	32,442	7.33	5,651
Other liabilities	103,363	23.44	104,198	23.58	– 835
External capital	386,163	87.58	388,905	88.00	– 2,742
Deferred items	2,448	0.56	2,239	0.51	209
Total equity capital and liabilities	440,945	100.00	441,946	100.00	– 1,001

The following changes relating to the company's financial situation and assets need to be commented on:

Group fixed assets declined by 5.23% from DM 215,839,000 to DM 204,551,000. This was primarily attributable to amortization and depreciation in the amount of DM 16,915,000. Fixed assets comprise the goodwill of the former California Kleindienst Holding GmbH in the original amount of DM 124,159,000 which will be written down over a period of 20 years in annual instalments of DM 6,208,000.

Inventories declined by 4.89% to DM 84,079,000, which was primarily attributable to the use of shared parts as well as optimized warehousing.

Due to the weak development of the domestic market, the share of foreign sales revenues in total sales revenues increased. In connection with the longer times typically allowed for payment in these regions, *trade receivables* rose by DM 4,205,000 from DM 118,282,000 to DM 122,487,000.

Other assets surged primarily due to tax claims resulting from corporation tax reductions and refunds in the amount of DM 4,701,000 in connection with the payment of an advanced dividend by WashTec Holding GmbH to WashTec AG as well as a claim for capital gains tax refunds in the amount of DM 2,908,000. They now amount to DM 16,321,000, after DM 8,250,000 in the previous year.

In connection with the contribution in kind by California Kleindienst Holding GmbH to WashTec AG against the issue of 3,000,000 new shares, the equity capital was increased by DM 15,000,000. The premium on the issue of new shares in the amount of DM 89,340,000 was netted against the created goodwill in accordance with section 309 of the German Commercial Code. Group profit for the year amounted to DM 6,306,000, with DM 4,600,000 thereof paid out as dividends. *Equity capital* increased by DM 1,532,000 to DM 52,334,000, which corresponds to 11.87% of total assets compared to 11.5 % last year.

Provisions declined by DM 6,942,000 or 10.22 % from DM 67,934,000 to DM 60,992,000 primarily due to the utilization of provisions for restructuring and invoices not yet received as well as the reduction of tax provisions as a result of tax payments as well as the use of loss carried forward by the former California Kleindienst Holding GmbH.

The increase in *trade liabilities* as well as in payments received by DM 5,651,000 to DM 38,093,000 was primarily attributable to an increase in payments received (DM 4,127,000) in connection with a major process technology project.

Other liabilities remained largely unchanged and comprise primarily an interest-free loan of DM 74,140,000 by the old shareholders of the California Kleindienst Group, which has to be repaid within the next five years.

4.2 Earnings situation

The following table compares the Profit and Loss figures for the fiscal years 2000 and 1999 and identifies the changes. The previous year's figures are again based on pro-forma figures as per December 31, 1999.

	2000		1999		Change
	DM '000	%	DM '000	%	DM '000
Sales revenues	521,324	100.58	554,665	100.82	– 33,341
Change in inventories of finished and unfinished products	– 4,489	– 0.86	– 5,137	– 0.93	648
Other internally produced and capitalized assets	1,466	0.28	606	0.11	860
Gross performance	518,301	100.00	550,134	100.00	– 31,833
Other operating revenues	11,680	2.25	15,054	2.73	– 3,374
Raw materials and supplies	218,857	42.23	242,227	44.03	– 23,370
Personnel expenses	176,956	34.14	177,421	32.25	– 465
Amortization and depreciation	16,915	3.26	11,418	2.08	5,497
Other operating expenses	92,418	17.83	104,015	18.91	– 11,597
Operating result	24,835	4.79	30,107	5.47	– 5,272
Financial result	– 10,834	– 2.09	– 11,223	– 2.04	389
Result from ordinary business activities	**14,001**	**2.70**	**18,884**	**3.43**	**– 4,883**
Extraordinary result	**– 9,123**	**– 1.76**	**0**	**0.00**	**– 9,123**
Earnings before tax	**4,878**	**0.94**	**18,884**	**3.43**	**– 14,006**
Taxes on corporate income and business profits	2,580	0.50	– 9,911	– 1.80	12,491
Other taxes	– 1,220	– 0.24	– 1,331	– 0.24	– 111
Profit for the year	**6,238**	**1.20**	**7,642**	**1.39**	**– 1,404**

Especially due to the weak development of the domestic market, *sales revenues* declined by 6% from DM 554,665,000 to DM 521,324,000. The good stimulus provided by foreign markets did not fully compensate the restrained capital spending on the part of petrol companies in Germany.

Due to very strong sales at the end of the year, inventories of finished and unfinished products declined by DM 4,489,000. Compared to the previous year, the *decline in inventories* was reduced by DM 648,000 from DM 5,137,000.

In fiscal 2000, gross performance amounted to DM 518,301,000, after DM 550,134,000 in the previous year. This represents a decline of DM 31,833,000 or 5.8 %.

The raw materials and supplies ratio was reduced from 44.0% to 42.2%. This was primarily attributable to the improved procurement position of the WashTec Group. Although sales revenues only declined by 6%, *expenses for raw materials and supplies* fell by 9.7% due to synergy effects.

Even though average staff numbers were reduced from 1,855 in the previous year to 1,838, *personnel expenses* only declined by 0.3% to DM 176,956,000. Given that the majority of the employees concerned left the Group only at the end of the fiscal year, the reduction in staff numbers will reduce personnel expenses only in the course of the next fiscal year.

Amortization and depreciation rose by DM 5,497,000 from DM 11,418,000 to DM 16,915,000. This was primarily attributable to goodwill amortization of DM 6,208,000 from the merger with the California Kleindienst Group.

High savings potentials were realized in the area of *other operating expenses*. In spite of high trade fair expenses for Automechanika (approx. DM 2,600,000) and high expenses for the development of a uniform product family (approx. DM 2,000,000) not incurred to this extent in the previous year, other operating expenses were reduced by DM 11,597,000 from DM 104,015,000 to DM 92,418,000. This was primarily attributable to reduced legal and consulting costs, lower individual and global value adjustments as a result of optimized receivables management as well as lower general administrative costs.

Thanks to these measures, the WashTec Group achieved an *operating result* of DM 24,835,000 or 4.79% of gross performance, after DM 30,107,000 or 5.47% in the previous year – in spite of the 5.79% decline in gross performance.

After a slightly improved negative *financial result* of DM –10,834,000 (previous year: DM –11,223,000), the result from ordinary business activities amounted to DM 14,001,000, compared to DM 18,884,000 in the previous year.

The *extraordinary result* nearly exclusively consists of redundancy payments to employees who left the Group in the course of its restructuring in fiscal 2000.

The *tax proceeds* in fiscal 2000 resulted primarily from corporation tax credits from the advance dividend paid by WashTec Holding GmbH to WashTec AG. Given that the loss carried forward of WashTec Holding GmbH could not be used by the WESUMAT Group in the previous year due to the separate Group structure, earnings before tax were burdened by taxes on corporate income and business profits. This is the primary reason why taxes on corporate income and business profits declined by DM 12,491,000 compared to the previous year.

Group *profit for the year* after tax amounted to DM 6,238,000, after DM 7,642,000 in the previous year.

3. Risks inherent in the future development

The actual operations are handled by WashTec Cleaning Technology GmbH and the foreign Group companies as well as by WESURENT Car Wash Marketing GmbH. For this reason, the forward-looking risk discussion relates to all companies which are directly or indirectly controlled by WashTec AG.

By virtue of the business purpose, WashTec AG is directly and/or indirectly exposed to the following material risks which are detailed below in accordance with the operating functions they relate to:

1. Distribution/Sales	Dependence on major customers
	New orders
	Duration of tenders
	Margin changes
	Competition
2. Production	Production sites
	Quality management
	Environmental management
	Selection of suppliers
3. Personnel	Industrial relations
	Employee fluctuation
	Impact of sick days on operating ability
4. Legal	Patents and licenses
5. Finances	Liquidity
	Credit lines
	Bad debts
	Interest and currency rate risks

WashTec maintains a risk monitoring system which comprises the following risk avoidance, risk mitigation and risk shifting measures as well as monitoring activities for the residual risks:

1 Distribution/market

- Manufacturers of vehicle wash equipment are faced with a highly concentrated demand in a market where more than 75 % of the purchasing decisions are directly or indirectly influenced by the petrol companies. WashTec addresses this risk by spreading its sales activities evenly across the customer spectrum and seeks to ensure that no single customer pools more than 10 % of new-equipment sales.
- Orders and shipments are subject to strong seasonal fluctuation. The sales activity focuses on the second half of the year, which accounts for a large amount of annual sales. Numerous internal adjustments are made to take account of these strong capacity fluctuations.
- WashTec seeks to secure master contracts for the supply of vehicle wash equipment from all major petrol companies. The petrol companies typically put out their contracts to tender and then negotiate the terms based on the offers received.
- WashTec analyzes the margin development by products/product groups, customers/customer groups and sales areas/sales regions on a monthly basis.

2 Production

- WashTec's production sites are located in Augsburg, Schöllkrippen and Recklinghausen (WashTec Cleaning Technology GmbH), Houlgate/France (WashTec France S.A.), Mississauga/Canada (Sherman Supersonic Ind. Corp.) and Buffalo, USA. The low level of vertical integration and the highly qualified employees allow for the production capacities to be adjusted swiftly to changes in demand.

Augsburg: The Augsburg plants produce all WESUMAT-brand roll-over washes, pass-through washes and train washes. The plants at Argonstrasse and Gubener Strasse additionally make water tightness test systems for the automotive industry. The entire R&D activities are also concentrated in Augsburg. The plants have a 35-hour working week; an internal agreement allows for flexible working weeks of between 26 and 42 hours.

Schöllkrippen: The Schöllkrippen factory makes all California Kleindienst-brand roll-over washes. If and when required, the plant also assembles WESUMAT-brand washes. The factory's working hour agreement is comparable to the Augsburg plants.

Recklinghausen: This plant produces electronic controls and vehicle washes.

Houlgate: The Houlgate factory makes WESUMAT-brand commercial vehicle washes for the world market and also assembles roll-over washes for the French market using components made in Augsburg. The Houlgate plant has a 35-hour working week and an internal agreement allowing for flexible working weeks of between 31 and 39 hours.

Mississauga: This factory makes train and bus washes primarily for the North American market.

Buffalo: The Buffalo plant adapts preassembled washes to American standards and specific customer needs.

Production in Augsburg, Schöllkrippen and Houlgate is carefully coordinated to ensure optimum utilization of existing production capacities so that the risk of uncovered overhead can be avoided to the greatest possible extent.

- In 1993 WashTec was the first European company in its sector to secure DIN ISO 9001 certification. This quality management certificate has been renewed at regular intervals. The French subsidiary is also certified to DIN ISO 9002.
- WashTec was the first European company in its sector to be awarded environmental certification to DIN ISO 14001. This certification was awarded to the Augsburg plants.
- The company systematically evaluates the quality management and environmental management reports in order to identify and assess all relevant risks residing in the business processes and to initiate improvements where appropriate.
- WashTec's suppliers typically produce components according to specifications and plans provided by WashTec and are bound to deliver optimum quality on a "just-in-time" basis. WashTec has at least two suppliers for every important part. Procurement bottlenecks and shortages can largely be avoided thanks to the company's close co-operation with its suppliers in line with its quality management and environmental management policies. In order to remain flexible on the production and procurement side, WashTec does not award long-term contracts to its suppliers. Nevertheless, the company has a large number of reliable suppliers who have successfully cooperated with the company in recent years.

3 Personnel

- The employees of WashTec Holding GmbH and its German subsidiaries are included in collective bargaining agreements.
- The number of employees giving notice, their reasons for leaving and the affected departments are analyzed based on reports from the personnel departments; the insights thus gained are used to redefine the operating requirements.
- Sick days and absent days are equally analyzed based on reports from the personnel departments so that undesirable trends can be counteracted to the extent that they can be influenced.

4. Legal rights

- The business activities conducted by WashTec are highly dependent on the company owning, or having been granted licenses to use, the patents for the production of the vehicle wash equipment. A considerable part of these patents is owned by the companies themselves or they have been granted long-term licenses which give WashTec exclusive use of the respective rights. Furthermore, WashTec is interested in protecting its patents effectively on an international scale and spends considerable amounts on safeguarding these rights.

5. Finances

- Securing the subsidiaries' solvency at all times is an important corporate goal. The company has therefore implemented cash management systems which identify potential bottlenecks in time and ensure that appropriate steps are taken.
- As of December 31, 2000, the WashTec Group had short-term operating credit lines amounting to at least DM 209.8 million in place in Germany; the individual banks currently decide about an extension of the credit lines' maturities. DM 157.5 million were drawn as of the same date. Earmarked for short-term operating purposes, these credit lines have been opened by several banks based on joint and several liability of WashTec Holding GmbH and WashTec Cleaning Technology GmbH. Long-term bank debt as at December 31, 2000 are covered by real estate liens. The WashTec Group is financed mainly through WashTec Cleaning Technology GmbH which, being the most important operating company, has the largest funding requirements.
- WashTec seeks to limit its exposure to customers at the lowest possible level. Unless customers have a first-class credit standing, credits are limited and the company requires proof of liquidity or financing from new customers.
- All positions which are subject to interest rate and currency risks are evaluated on a monthly basis. The likelihood of negative developments affecting WashTec is assessed so that action can be taken to avoid, mitigate or shift the respective interest-rate and/or currency positions.

6. Major changes in the scope of consolidation

As explained above, all shares in California Kleindienst Holding GmbH were acquired with effect from January 1, 2000. Until 1999, this company drew up consolidated financial statements comprising the parent company as well as four foreign and three domestic subsidiaries. With effect from January 1, 2000, these companies were consolidated for the first time in the consolidated financial statements of WashTec AG, the new Group parent.

7. Research and development

The WashTec Group again proved to be the industry's innovation leader in 2000. The Group's consistent R&D policy helped maintain this position in the marketplace.
R&D spending in 2000 amounted to 1.71 % of Group sales (previous year: 1.94 %) and was composed as follows:

	2000	1999	1998	1997
	DM '000	DM '000	DM '000	DM '000
Personnel expenses	6,192	2,666	2,704	2,258
Operating expenses	2,743	1,677	897	1,437
Total	8,935	4,343	3,601	3,695

8. A look back at 2000

2000 was characterized by a difficult market environment, with capital spending by petrol companies falling clearly short of expectations.

The Executive Board focused on the improvement of operational processes within the Group, which is clearly reflected in the lower raw materials and supplies ratio as well as the decline in other operating expenses. In the personnel area, redundancy agreements with 127 employees in Germany were signed in 2000. This will result in savings of at least DM 9 million in fiscal 2001.

9. Outlook

WashTec AG projects rising revenues and an increase in earnings across all product segments and across the entire German and international Group in the fiscal year 2001. The Executive Board will continue the optimization of operational processes initiated in 2000 and push ahead the realization of internal synergy potentials.

The Board expects the newly founded Group companies in the USA and Italy to make significant revenue and earnings contributions in the coming years.

The train and commercial vehicle sector is projected to gain increasingly in importance in the years to come. This will reduce the company's dependence on the investment cycles in the car wash business. Major importance is also attached to the internationalization of the Group's activities.

To safeguard its success, WashTec will continue to rely on a strategic combination of continuous product innovation, close cooperation with petrol companies, organic growth and acquisitions.

The further consolidation of the world market leader is expected to create the required preconditions for continued sustained improvement of the profitability of all Group companies after completion of all restructuring measures in 2001.

Augsburg, April 2001

WashTec AG
The Executive Board

Wolfgang Decker Sabine Decker Dietmar W. Mundil

GROUP STATEMENT OF INCOME
FOR THE FISCAL YEAR 2000

	Notes	Jan 1 – Dec 31, 2000 DM	Jan 1 – Dec 31, 1999 DM
Sales revenues	(14)	521,323,925	223,471,549
Increase (decrease) in inventories of unfinished products/services		(4,488,709)	(513,350)
Other internally produced and capitalized assets		1,465,639	605,726
Other operating revenues	(15)	11,680,237	3,237,140
		529,981,092	226,801,065
Raw materials and supplies			
Expenses for raw materials and supplies and for goods purchased		196,983,906	94,425,456
Expenses for services purchased		21,872,798	8,692,226
		218,856,704	103,117,682
Personnel expenses			
Wages and salaries		148,572,198	50,075,454
Social security costs		27,025,273	9,935,138
Expenses for pensions and support		1,358,758	760,958
		176,956,229	60,771,550
Amortization of fixed intangible assets and depreciation of fixed tangible assets		16,915,278	4,026,517
Other operating expenses	(16)	92,418,019	40,726,022
		505,146,230	**208,641,771**
Operating result		**24,834,862**	**18,159,294**
Income from financial assets		32,347	146,756
Other interest and related revenues		1,367,475	1,061,430
Depreciation of financial assets		0	(195,430)
Interest and related expenses	(17)	(12,233,534)	(3,053,974)
Financial result		**(10,833,712)**	**(2,041,268)**
Result from ordinary business activities		**14,001,150**	**16,118,026**
Extraordinary expenses	(18)	(9,123,410)	0
Earnings before tax		**4,877,740**	**16,118,026**
Taxes on corporate income and business profits	(19)	2,579,977	(7,430,793)
Other taxes		(1,219,523)	(534,157)
Profit for the year		**6,238,194**	**8,153,076**
Plus: share of external shareholders in the profit for the year		67,952	0
Group profit for the year		**6,306,146**	**8,153,076**
Profit carried forward		8,473,538	4,920,462
Distribution to shareholders		(4,600,000)	(4,600,000)
Group-retained earnings		**10,179,684**	**8,473,538**

GROUP BALANCE SHEET
FOR THE YEAR ENDING DECEMBER 31, 2000

ASSETS	Notes	Dec 31, 2000 DM	Dec 31, 1999 DM
Fixed assets			
Intangible assets	(1)		
Concessions, industrial property rights and related rights and values as well as licenses for such rights and values		1,366,650	1,456,511
Goodwill		133,497,138	6,270,767
Advance payments		0	273,480
		134,863,788	**8,000,758**
Tangible assets	(2)		
Real estate and equivalent titles and buildings including buildings on third-party property		57,120,905	11,384,852
Plant and machinery		4,058,889	1,475,093
Other plants, office and plant equipment		8,176,512	3,491,859
Advance payments and assets under construction		228,114	0
		69,584,420	**16,351,804**
Financial assets	(3)		
Shares in Group companies		81,189	291,211
Other loans		21,727	18,354
		102,916	**309,565**
Total fixed assets		**204,551,124**	**24,662,127**
Current assets			
Inventories			
Raw materials and supplies		45,334,175	28,661,083
Unfinished products, work in process		8,748,385	3,137,593
Finished products		10,239,555	4,760,748
Goods		19,501,596	12,740,313
Advance payments		255,787	25,048
		84,079,498	**49,324,785**
Receivables and other assets			
Trade receivables			
with a remaining term of less than one year		122,424,991	50,405,218
with a remaining term of more than one year		61,971	288,949
Amounts due from companies in which an equity interest is held	(4)		
with a remaining term of less than one year		611,990	356,926
Other assets	(5)		
with a remaining term of less than one year		15,547,014	2,202,503
with a remaining term of more than one year		106,974	596
		15,653,988	2,203,099
		138,752,940	**53,254,192**
Securities			
Other securities		665,488	0
		665,488	**0**
Cash, giral accounts and bank balances		**9,308,462**	**4,177,744**
Total current assets		**232,806,388**	**106,756,721**
Deferred items	(6)		
For deferred tax		1,915,237	862,988
Other		1,672,047	1,449,333
		3,587,284	**2,312,321**
Total assets		**440,944,796**	**133,731,169**

EQUITY CAPITAL AND LIABILITIES	Notes	Dec 31, 2000 DM	Dec 31, 1999 DM
Equity capital			
Subscribed capital	(7)	38,000,000	23,000,000
Capital reserves	(8)	91,544,150	2,204,150
Less: netting of goodwill		(89,340,000)	0
		2,204,150	**2,204,150**
Earnings reserves		0	152,236
Profit carried forward	(9)	3,873,538	320,462
Group profit for the year		6,306,146	8,153,076
Equalization item for foreign currency conversion		1,956,065	1,910,067
Equalization item for minority interests		100,000	100,000
Equalization item for third-party profit rights		(105,592)	(37,640)
		52,334,307	**35,802,351**
Provisions			
Provisions for pensions		9,938,070	346,029
Provisions for taxation	(10)	4,128,015	8,030,202
Other provisions	(11)	46,925,612	6,723,266
		60,991,697	**15,099,497**
Liabilities			
Convertible loans	(12)		
with a remaining term of less than one year		302,500	0
with a remaining term between one and five years		302,500	620,000
		605,000	**620,000**
Liabilities towards banks and similar institutions			
with a remaining term of less than one year		155,423,414	53,660,117
with a remaining term between one and five years		27,713,454	15,726
with a remaining term of more than five years		578,123	0
		183,714,991	**53,675,843**
Payments on account received			
with a remaining term of less than one year		5,032,847	905,863
Trade liabilities			
with a remaining term of less than one year		33,059,988	11,182,229
Liabilities from financing bills of exchange			
with a remaining term of less than one year		1,697,120	181,332
Liabilities towards companies in which an equity interest is held		0	48,463
Other liabilities	(13)		
with a remaining term of less than one year			
thereof tax liabilities		12,190,830	2,629,223
thereof social security liabilities		4,568,408	1,650,189
remaining other liabilities		6,332,597	6,095,133
with a remaining term between one and five years		77,969,453	4,617,232
		101,061,287	**14,991,777**
		325,171,234	**81,605,507**
Deferred items		**2,447,558**	**1,223,814**
Total equity capital and liabilities		**440,944,796**	**133,731,169**

DEVELOPMENT OF CONSOLIDATED FIXED ASSETS
IN THE YEAR COMMENCING JANUARY 1, 2000 AND ENDING DECEMBER 31, 2000

	COSTS OF ACQUISITION OR PRODUCTION								
	Jan 1, 2000	Consoli-dation	Jan 1, 2000	Currency difference	Additions	Other additions*	Disposals	Book transfer	Dec 31, 2000
	DM	DM	DM	DM	DM	DM	DM	DM	DM
[illegible]									
Concessions, industrial property and related rights and values as well as licences of such rights and values	2,891,038	2	2,891,040	2	750,003	5,961,673	34,900	0	9,567,818
Goodwill	182,593	19,714,849	19,897,442	0	124,159,453	20,416,769	0	0	164,473,664
Advance payments	0	0	0	0	0	0	0	0	0
	3,073,631	19,714,851	22,788,482	2	124,909,456	26,378,442	34,900	0	174,041,482
[illegible]									
Real estate, equivalent titles and buildings	16,288,106	0	16,288,106	(14,434)	684,372	67,729,595	1,208,560	50,428	83,529,507
Plant and machinery	5,490,142	0	5,490,142	15,788	1,408,388	18,309,676	755,909	(8,178)	24,459,907
Other plants, office and plant equipment	9,950,338	0	9,950,338	(21,020)	3,761,405	13,299,887	1,692,413	(31,500)	25,266,697
Advance payments	273,480	0	273,480	0	56,651	20,850	112,117	(10,750)	228,114
	32,002,066	0	32,002,066	(19,666)	5,910,816	99,360,008	3,768,999	0	133,484,225
[illegible]									
Equity interests	537,451	0	537,451	(12,237)	0	142,460	444,255	0	223,419
Other loans	18,354	0	18,354	0	1,714	505,160	503,502	0	21,726
	555,805	0	555,805	(12,237)	1,714	647,620	947,757	0	245,145
	35,631,502	19,714,851	55,346,353	(31,901)	130,821,986	126,386,070	4,751,656	0	307,770,852

*Additions result from first-time consolidation

ACCRUED DEPRECIATION									REMAINING BOOK VALUES	
Jan 1, 2000	Consoli- dation	Jan 1, 2000	Currency difference	Additions	Other additions*	Disposals	Book transfer	Dec 31, 2000	Dec 31, 2000	Dec 31, 1999
DM	DM	DM	DM	DM	DM	DM	DM	DM	DM	DM
1,434,527	2	1,434,529	2	873,253	5,634,719	34,487	0	7,908,016	1,659,802	1,456,511
2	13,626,673	13,626,675	(1,689)	8,121,175	9,523,520	3	0	31,269,678	133,203,986	6,270,767
0	0	0	0	0	0	0	0	0	0	0
1,434,529	13,626,675	15,061,204	(1,687)	8,994,428	15,158,239	34,490	0	39,177,694	134,863,788	7,727,278
4,903,253	0	4,903,253	4,376	2,566,120	19,551,922	667,497	50,428	26,408,602	57,120,905	11,384,853
4,015,049	1	4,015,050	6,174	1,876,198	15,241,997	710,290	(28,111)	20,401,018	4,058,889	1,475,092
6,458,479	0	6,458,479	(20,685)	3,401,267	8,765,658	1,492,217	(22,317)	17,090,185	8,176,512	3,491,359
0	0	0	0	0	0	0	0	0	228,114	273,480
15,376,781	1	15,376,782	(10,135)	7,843,585	43,559,577	2,870,004	0	63,899,805	69,584,420	16,625,284
246,240	0	246,240	2,394	77,265	142,230	325,899	0	142,230	81,189	291,211
0	0	0	(1)	0	499,999	499,999	0	(1)	21,727	18,354
246,240	0	246,240	2,393	77,265	642,229	825,898	0	142,229	102,916	309,565
17,057,550	13,626,676	30,684,226	(9,429)	16,915,278	59,360,045	3,730,392	0	103,219,728	204,551,124	24,662,127

NOTES ON THE GROUP BALANCE SHEET AND STATEMENT OF INCOME FOR FISCAL YEAR 2000

GENERAL INFORMATION

WashTec AG's consolidated financial statements have been compiled pursuant to the provisions of sections 290 et seq. of the German Commercial Code.

Legal Status

The extraordinary meeting of shareholders of WESUMAT Holding Aktiengesellschaft on December 22, 1999 approved the merger of the California Kleindienst Group with the WESUMAT Group. In connection with this transactions all shares in California Kleindienst Holding GmbH, Augsburg, were transferred as a contribution in kind against the issue of 3,000,000 new shares to WESUMAT Holding Aktiengesellschaft with effect from January 1, 2000. As a result, the company's equity capital increased by DM 15,000,000 from DM 23,000,000 to DM 38,000,000. The remaining amount of the contribution in kind of DM 89,340,000 was allocated to the capital reserves. The name of the company was changed to WashTec AG by an entry in the Commercial Register on May 17, 2000.

The company's new registered office is at Argonstrasse 7 in 86153 Augsburg.

The parent company's registered business purpose is to acquire, own and sell equity interests in other companies. The business purpose in particular includes the functions of a holding company within the WashTec Group.

Companies consolidated

WashTec AG holds direct and indirect equity interests in six German and twenty-two foreign companies. The shares in these companies vary in size from 40% to 100%. All active companies in which WashTec AG holds a direct or indirect majority interest are consolidated in the consolidated financial statements. Due to the merger of the WESUMAT Group with the California Kleindienst Group, the circle of consolidation was extended by the following companies in 2000:

- California Kleindienst Holding GmbH (now: WashTec Holding GmbH), Augsburg
- California Kleindienst Autowaschtechnik GmbH (now: WashTec Cleaning Technology GmbH), Augsburg
- California Kleindienst International Beteiligungsgesellschaft mbH, Augsburg
- VPL Verbundpartner Leasing GmbH, Schöllkrippen (now: Augsburg)
- California Kleindienst France S.A.S., St. Jean de Braye, Cédex, France
- California Kleindienst Ltd., Wokingham, England
- California Kleindienst B.V., Zoetermeer, Netherlands
- California Kleindienst A/S (now: WashTec A/S), Hedehusene, Denmark
- California Kleindienst Administrative B.V., Zoetermeer, Netherlands

The following transactions took place in fiscal 2000 in order to merge the different production, service and distribution organizations:

- Based on a merger agreement concluded on August 16, 2000 as well as decisions by the meeting of shareholders of WashTec Cleaning Technology GmbH (formerly: California Kleindienst Autowaschtechnik GmbH) and WESUMAT Fahrzeugwaschanlagen GmbH, registered in Augsburg (HRB 9372), taken on August 16, 2000, WESUMAT Fahrzeugwaschanlagen GmbH was merged with WashTec Cleaning Technology GmbH by way of a transfer of all assets with retrospective effect from January 1, 2000 in accordance with section 2 No. 1 UmwG. To this end, the meeting of shareholders decided a capital increase by DM 3,000,000 in the form of a contribution in kind by WESUMAT Fahrzeugwaschanlagen GmbH.
- With retrospective effect from January 1, 2000, WESUMAT Bilvask A/S, Middelfart, merged with California Kleindienst A/S, Hedehusene, both Denmark, by way of an asset transfer from the former to the latter, which was subsequently renamed WashTec A/S, Hedehusene.
- The Norwegian subsidiary, WESUMAT Bilvask Norge AS, Oslo, was liquidated. Since July 1, 2000, the operating business in Norway has been handled by the Danish WashTec A/S in the form of independent operations. Up to this date, the company was consolidated in the consolidated financial statements.
- The Finnish WESUMAT Autonpesulaitteet Oy, Helsinki, was sold and deconsolidated with effect from October 31, 2000. Up to this date, the company was consolidated in the consolidated financial statements.
- The British WESUMAT Car Wash Equipment Ltd. (now: WashTec UK Ltd.), Great Dunmow, took over significant parts of the operations of California Kleindienst Ltd., Wokingham, England, with effect from August 1, 2000.

WashTec Inc., Buffalo, and WashTec s.r.l., Rome, were founded to tap the American and Italian market, respectively.

WashTec AG's consolidated financial statements as at December 31, 2000 include the following Group companies:

	Share in capital	Equity capital/ deficit not covered by equity capital			Profit/Loss		
	%	local currency		DM	local currency		DM
Domestic companies							
WashTec Cleaning Technology GmbH, Augsburg	100			47,977,567			21,523,793*
WashTec Holding GmbH, Augsburg	100			39,495,282			27,377,246
California Kleindienst International Beteiligungsgesellschaft mbH, Augsburg	100			2,750,000			881,804*
WESURENT Car Wash Marketing GmbH, Augsburg	100			100,000			48,904**
VPL Verbundpartner Leasing GmbH, Augsburg	100			121,261			– 318,430*
WESUCONTROL GmbH, Augsburg	60			– 13,980			– 170,984
Foreign companies							
WESUMAT France S.A., Houlgate, France	100	FRF	2,884,364	860,011	FRF	445,784	132,917
California Kleindienst France S.A.S., St. Jean de Braye, Cédex, France	100	FRF	14,577,309	4,346,434	FRF	10,307,394	3,073,298
WESUMAT Belgium S.A., Ohain (Lasne), Belgium	100	BEF	1,039,446	50,396	BEF	114,198	5,537
WashTec UK Ltd., Great Dunmow, England	100	GBP	3,463,780	10,744,693	GBP	554,701	1,785,022
California Kleindienst Limited, Wokingham, England	100	GBP	– 143,447	– 444,973	GBP	– 707,165	– 2,275,651
WashTec A/S, Hedehusene, Denmark	100	DKK	20,034,026	5,252,080	DKK	97,346	25,543
WESUMAT Fahrzeugwaschanlagen Ges.m.b.H., Vienna, Austria (inactive)	100	ATS	104,406	14,839	ATS	– 74,834	– 10,637
WashTec Cleaning Technology España S.A., Bilbao, Spain	100	ESP	11,027,824	129,632	ESP	283,199	3,329
California Kleindienst Benelux, B.V., Zoetermeer, Netherlands ****	100	NLG	2,974,220	2,639,670	NLG	1,438,631	1,276,809
WashTec Biltvättar AB, Helsingborg, Sweden	100	SEK	2,109,641	465,755	SEK	45,868	10,579
Sherman Supersonic Industries Corp., Mississauga, Canada ***	100	CAD	– 2,145,255	– 2,975,040	CAD	191,067	273,311
WESURAIL (UK) Ltd., York, England	100	GBP	130,879	405,989	GBP	126,054	405,641
WashTec Inc., Buffalo, USA	100	USD	– 373,554	– 775,908	USD	– 473,554	– 1,007,465
WashTec s.r.l., Rome, Italy	100	ITL	39,900,281	39,501	ITL	– 153,532,262	– 151,996

* before surrender of profits agreement to WashTec Holding GmbH

** before surrender of profits agreement to WashTec AG

*** Partial consolidation with Sherman Supersonic Industries Corp., Tonawanda, New York, USA

**** Partial consolidation with California Kleindienst Administrative B.V., Zoetermeer, Netherlands

The following information is provided on the major participations:

WashTec Cleaning Technology GmbH, Augsburg

The company is engaged in producing, purchasing, selling, leasing, hiring, assembling and operating wash equipment, specifically car washes, as well as the purchase, sale and production of all related spare parts and ancillary products, cleaning, polishing and drying, moreover trade in technical industrial products of all kinds.

WashTec Holding GmbH, Augsburg

The company's business purpose is to acquire, own and sell equity interests, especially in other companies and real estate, as well as to advise business enterprises. The business purpose also includes the functions of a holding company within the WashTec Group.

Other Group companies

With the exception of WESUMAT France S.A., Houlgate, France, which additionally produces truck wash and roll-over wash equipment, and Sherman Supersonic Industries Corp., Mississauga, Canada, and WashTec Inc., Buffalo, USA, which manufactures road and rail vehicle washes and adapts preassembled washes to American standards, all the other Group companies are engaged in distributing and servicing car wash equipment.

The following companies in which equity interests are held were not consolidated for the reasons set out in the right-hand column:

	Share in equity capital	Reason
	%	
WESUMAT Hungaria Kft., Budapest, Hungary	40	minor importance
Kleindienst Svenska A.B., Stockholm, Sweden	100	inactive company in liquidation
California Biltvättar A.B., Helsingborg, Sweden	100	inactive company in liquidation
Oy Kleindienst AB, Helsinki, Finland	100	inactive company in liquidation
Markus Spolka z.o.o., Krakow, Poland	50	inactive company and minor importance
Neptune Ltd., London, England	100	inactive company in liquidation

ACCOUNTING, VALUATION AND CONSOLIDATION METHODS

Accounting and valuation methods

The financial statements of WashTec AG as well as the domestic and foreign subsidiaries are compiled using uniform accounting and valuation methods. Any valuation methods used by subsidiaries deviating from the standard Group methods have been retained in individual cases provided that they have only a minor impact on the consolidated financial statements.

The main accounting and valuation methods are described below:

Intangible assets include computer programmes and licenses acquired and are assumed to have useful lives of 3 – 5 years. They are shown at their purchase cost less scheduled straight-line amortization.

Tangible assets which refer to buildings and business equipment are shown at their purchase costs less accumulated depreciation. Depreciation charges are taken using the straight-line method on the normal useful life of the assets.

Financial assets are shares in non-consolidated companies as well as other loans and are shown at cost.

Inventories are shown at their purchase or production costs or the lower market cost on the balance-sheet date. Production costs include material and manufacturing costs, special individual costs for production as well as pro-rata overhead material and production costs. Interest expenses are capitalized to the extent that they are incurred in connection with inventory financing (finished products).

Non-standard inventories or non-merchandisable products are not valued or are shown at their scrap value. Slow-selling inventories are subjected to a downward valuation adjustment in connection with coverage categories. The lower-of-cost-or-market principle is applied.

Receivables and other assets are shown at their nominal values less any necessary individual writedowns. Provisions have been formed for general default risks in connection with trade receivables.

Provisions are sufficiently dimensioned to take account of all discernible risks and contingent liabilities. Pension provisions correspond to the going-concern values calculated according to actuarial principles. Calculations were based on the 1998 Dr. Klaus Heubeck tables and an assumed rate of interest of 6 %.

Liabilities are shown at the amounts due for repayment.

Sales revenues are recognized on delivery of the machines.

With the exception of inventories of the WESUMAT product family, the same *accounting and valuation methods* as in the previous year were used.

- The valuation methods of the merged companies were aligned by means of the first-time use of coverage and adjustment categories for spare parts inventories for the WESUMAT product family. This new valuation method had an effect on earnings of DM –1,829,000.

Capital consolidation

Capital consolidation was performed using the book value method by netting purchase costs with the Group's share in the equity capital on the date of first-time consolidation. Any excess between the purchase costs and the relative share in equity capital was carried as goodwill. On the date of integration of California Kleindienst Autowaschtechnik GmbH, the real estate and buildings in Augsburg contained undisclosed reserves. These were valued at DM 25,728,684. The goodwill of WESUMAT Fahrzeugwaschanlagen GmbH remaining on November 12, 1997 was netted against reserves in the 1997 balance sheet pursuant to section 309 (1) Sentence 3 of the German Commercial Code. In fiscal 2000, the capital reserves in the amount of DM 89,340,000 arising from the integration of California Kleindienst Holding GmbH were netted against goodwill.

Debt consolidation

Intercompany liabilities and receivables were eliminated.

Elimination of intercompany profits

Inventories are shown at consolidated production or purchase costs in the consolidated financial statements. Intercompany profits of DM 3,093,921 (previous year: DM 1,725,976) have been eliminated from these financial statements. The significant amount of profits eliminated due to the first-time consolidation of the individual companies of the former California Kleindienst Group was consolidated with an effect on earnings in fiscal 2000. In calculating the highest value of consolidated production costs, prorata general administrative costs have been excluded.

Consolidation of expenditure and income

In the Group Statement of Income, sales revenues and other income from intercompany services are netted against the expenditure of the recipient of such services.

Taxes

Pursuant to section 306 of the German Commercial Code a prepaid asset for inventories has been formed to cover the elimination of intercompany profits with an effect on earnings.

Conversion of foreign currency

Foreign-currency amounts are shown at the rate prevailing on the date on which they arose or at the lower (receivables) or higher (liabilities) closing rate prevailing on December 31, 2000. Any realized profits as well as realized and non-realized losses are netted against earnings.

Foreign-currency fixed assets, other assets and liabilities carried in the financial state-ments of the foreign companies are shown at the exchange rate prevailing on the balance-sheet date. Equity capital is shown at historical rates. Expenditure and income as well as earnings are shown at the mean rate for the year. Any differences against the rate at which equity was converted in the previous year and against the mean rate for the year at which earnings for the year were converted have been netted against the exchange rate equalization item under equity capital with no effect on earnings.

NOTES ON THE BALANCE SHEET AND STATEMENT OF INCOME

A Notes on the balance sheet

Fixed assets

The development of WashTec AG's consolidated fixed assets is set out in the fixed asset development schedule (Pages 42 and 43).

Intangible assets

Concessions, industrial property and related rights and values as well as licenses of such rights and values primarily refer to computer programs and patents carried by WashTec Cleaning Technology GmbH (DM 994,000), WashTec AG (DM 126,000) and WESUMAT France S.A. (DM 150,000).

Goodwill has arisen mainly from the first-time consolidation of the following companies:

	Gross value from first-time consolidation	Netting	Net value	Accumulated depreciation	As at Dec 31, 2000
	DM	DM	DM	DM	DM
Califonia Kleindienst Holding GmbH	175,373,892	– 93,290,228	82,083,664	4,104,183	77,979,481
California Kleindienst Autowaschtechnik GmbH	45,729,070	– 25,728,684	20,000,386	1,000,019	19,000,367
Califonia Kleindienst International Beteiligungsgesellschaft mbH	3,791,094	0	3,791,094	189,555	3,601,539
California Kleindienst France S.A.S.	16,686,325	0	16,686,325	834,316	15,852,009
WESUMAT Fahrzeugwaschanlagen GmbH	61,440,496	– 48,575,850	12,864,646	12,836,036	28,610
Sherman Supersonic Industries Corp.	5,596,872	0	5,596,872	1,109,996	4,486,876
WESUMAT France S.A.	540,714	0	540,714	72,094	468,620
WashTec A/S	614,267	0	614,267	153,567	460,700
Other (as individual companies as well)	22,588,849	0	22,588,848	10,969,912	11,618,936
Total	332,361,579	- 167,594,762	164,766,816	31,269,678	133,497,138
thereof FY 2000	0	– 93,290,228	0	8,121,175	0
thereof from the first-time consolidation of the California Kleindienst Group	0	0	124,159,000	0	0

Goodwill amounted to DM 6,271,000 in the previous year. The goodwill of WESUMAT Fahrzeugwaschanlagen GmbH, Augsburg, was openly netted against the reserves arising from the premium on the issue of shares from the capital increase on November 12, 1997. Prior to this, goodwill was written down according to schedule over 15 years.

The goodwill of California Kleindienst Holding GmbH was netted on January 1, 2000 against the capital reserves arising from the company's integration in WashTec AG. The remaining goodwill is written down over a period of 20 years.

In addition, the following differences on the liabilities side arising from the first-time consolidation of subsidiaries of California Kleindienst Holding GmbH were netted against the created goodwill in accordance with section 301 (3) of the German Commercial Code:

Company	Date of creation	Amount DM
California Kleindienst A/S, Hedehusene, Denmark	01.01.2000	3,152,582
California Kleindienst Limited, Wokingham, England	01.01.2000	779,385
VPL Verbundpartner Leasing GmbH, Augsburg	01.01.2000	18,261
		3,950,228

The deduction for California Kleindienst Autowaschtechnik GmbH results from the realization of undisclosed reserves contained in the company's real estate, which were netted with a partial amount of DM 25,728,684.

The goodwill results from the acquisition of equity interests or the subsequent capitalization of incidental acquisition costs and is written down according to schedule over its useful life.

(2) Tangible assets

The real estate, equivalent titles and buildings involve the following companies:

	2000 DM '000	1999 DM '000
WashTec Cleaning Technology GmbH	53,309	0
WashTec (UK) Ltd.	1,222	1,296
WashTec Bilvask A/S	913	0
California Kleindienst France S.A.S.	674	0
Sherman Supersonic Industries Corp.	659	472
WESUMAT Fahrzeugwaschanlagen GmbH	0	9,246
Other	344	371
	57,121	11,385

(3) Financial assets

Financial assets in the year under review include equity interests in non-consolidated companies as well as loans.

Receivables and other assets

(4) Amounts due from companies in which an equity interest is held

Receivables result from goods and services supplied to non-consolidated companies.

(5) Other assets

Other assets of a total of DM 15,653,000 comprise DM 8,736,000 by way of receivables due from the local tax office, DM 1,577,000 due from employees, particularly loans to members of the Board (DM 314,000) and senior staff (DM 251,000) for the purchase of convertible bonds. The loans will be due for repayment by December 31, 2008 by the latest and were subject to interest of 6% p.a. in the year 2000. They were granted in December 1997. The receivables due from the local tax office result from capital gains tax payments in the amount of DM 2,901,000 in connection with a dividend of DM 11,000,000 paid by WashTec Holding GmbH to WashTec AG. The dividend payment entitles WashTec AG to a corporation tax credit of DM 2,240,000 and WashTec Holding GmbH to a tax benefit of DM 1,120,000 as a result of the reduced distribution rate. The other receivables primarily include advance license payments (DM 200,000) and credits in debt (DM 380,000).

(6) [illegible]

	Dec 31, 2000 DM	Dec 31, 1999 DM
Deferred tax pursuant to section 306 of the German Commercial Code	1,915,237	862,988
Other deferrals	1,672,047	1,449,333
	3,587,284	2,312,321

Please refer to our explanations on page 49 of the notes for details of the deferred tax items.

Equity capital

(7) Subscribed capital

The extraordinary meeting of shareholders on December 22, 1999 approved a capital increase by DM 15,000,000 in the context of the contribution in kind by California Kleindienst Holding GmbH completed effective January 1, 2000. After this date, the company's subscribed capital amounts to DM 38,000,000 and is divided into 7,600,000 Stückaktien-type share certificates.

(8) Capital reserves

Since fiscal 1997, the company's capital reserves have developed as follows:

	DM
Amount on January 1, 1997	2,900,000
Addition	47,880,000
Less: goodwill of WESUMAT Fahrzeugwaschanlagen GmbH pursuant to section 309 (1) Sentence 3 of the German Commercial Code on November 12, 1997	– 48,575,850
Amount on December 31, 1999	2,204,150
Addition resulting from the premium in return for the contribution in kind by California Kleindienst Holding GmbH on January 1, 2000	89,340,000
Netting of the capital reserves against the goodwill of California Kleindienst Holding GmbH on January 1, 2000	– 89,340,000
Amount on December 31, 2000	2,204,150

The 1997 addition to the capital reserves resulted from the premium on the capital increase resolved in 1997 and the ensuing issue of 2,280,000 new shares with a nominal value of DM 5 each plus premium for official trading on the Frankfurt Stock Exchange. The premium of DM 89,340,000 resulted from the capital increase against a contribution in kind by California Kleindienst Holding GmbH on January 1, 2000. 3,000,000 new shares were issued at a premium of DM 89,340,000 in return for the contribution in kind.

Earnings reserves

The earnings reserves of DM 152,236 as at December 31, 1999 were eliminated in the course of the first-time consolidation of the Finnish subsidiary.

Authorized capital

Authorized capital I

The Board is authorized to increase the company's subscribed capital once or several times by up to a total of DM 7,200,000 by October 16, 2002 by issuing new shares in return for cash contributions or contributions in kind with the Supervisory Board's approval.

Authorized capital II

The Board is authorized to increase the company's subscribed capital once or several times by up to a total of DM 2,300,000 by October 16, 2002 by issuing new shares in return for cash contributions with the Supervisory Board's approval.

Contingent capital

Contingent capital I

The company's subscribed capital will be increased by up to DM 1,000,000 divided into 200,000 shares with a nominal value of DM 5 each; this contingent capital increase will only be effected to the extent that the holders of convertible bonds issued pursuant to the resolution passed at the shareholders' meeting of October 17, 1997 exercise their right of conversion and such capital increase is deemed necessary pursuant to the terms of the conversion.
As already reported above, the shareholders' meeting of July 14, 1998 endorsed the conversion of the "bearer shares of a nominal value of DM 5 each" into share certificates (Stückaktien).

Contingent capital II

The extraordinary meeting of shareholders on December 22, 1999 approved a contingent capital increase by DM 2,300,000 to facilitate the issue of up to 460,000 Stückaktien-type bearer share certificates each representing a DM 5 portion of the subscribed capital. The sole purpose of this contingent capital increase is to facilitate stock options granted to members of the Board, managers and executives of affiliated companies as well as to employees of the company and its affiliates. The existing shareholders' statutory right to subscribe to such options has been excluded. The contingent capital increase will be completed only to the extent that the holders of the option rights exercise the options granted to them. The dividend entitlement of the new shares starts from the beginning of the financial year in which the shares are created through the exercise of the options. The Executive Board has been authorized to determine the details of the contingent capital increase subject to these details being approved by the Supervisory Board. In so far as option rights are to be granted to members of the Executive Board, the details of the contingent capital increase will be determined by the Supervisory Board.

Maximum number of option rights to be granted:

Option holders	Number of option rights
Board	up to 120,000
Employees of the company and its affiliates	340,000 plus any amount of options not exercised by the Board
Total	460,000

Until December 31, 2000 the following number of option rights has been granted:

Option holders	Number of option rights
Board	80,000
Employees of the company and its affiliates	60,000
Total	140,000

(9) Profit carried forward and retained earnings

The shareholders' meeting held on June 28, 2000 decided to pay out a DM 14,424,130 dividend from the DM 4,600,000 profit disclosed as at December 31, 1999 and to carry forward the balance. This means that the profit carried forward is reduced to DM 9,824,130. At the same time, WashTec AG disclosed a profit of DM 8,154,484 for the past fiscal year. The retained earnings as at December 31, 2000 therefore amount to DM 17,978,614.

Provisions

(10) Tax provisions

Tax provisions as at the balance-sheet date consist of the following: DM 3,188,000 (previous year: DM 7,708,000) for income tax and DM 940,000 (previous year: DM 322,000) for other taxes. Of the income taxes, DM 2,349,000 relate to WashTec AG.

(11) Other provisions

The other provisions primarily include personnel costs (DM 20,423,000), guarantee obligations (DM 7,256,000), commitments from repurchase agreements (DM 2,936,000), outstanding invoices (DM 2,552,000), legal and consulting costs (DM 1,659,000), litigation risks (DM 555,000) as well as anticipated losses related to incomplete contracts (DM 400,000).

Pursuant to a resolution passed at the shareholders' meeting of October 17, 1997, the Board was authorized to issue by December 31, 1998 registered convertible bonds bearing interest of 2% p.a. worth up to DM 1,000,000 and maturing on December 31, 2008 at the latest.
The bearers of the registered convertible bonds are entitled to convert every portion with a nominal value of DM 5 of the registered convertible bond into a common ordinary share. Management staff and employees as defined in section 5 (3) of the Industrial Constitution Act as well as employees of the company and its affiliates not subject to wage-scale agreements are eligible to hold the registered convertible bonds. The shareholders' statutory right of subscription is excluded. The right of conversion may be first exercised for 50% of the shares for subscription three years and for the remaining 50% five years after the date on which the Board resolves to issue the registered convertible bonds.

Under section 7.3 of the issue conditions, employees are entitled to convert their convertible bonds on the basis of a fixed share price. The applicable conversion price equals this share price plus 3% p.a. as of the date of acquisition.

In 1997, convertible bonds worth DM 770,000 were issued to Board members and senior staff. This amount declined to DM 605,000 by December 31, 2000.

(3) Other liabilities

Other liabilities comprise a mezzanine loan of DM 74,140,000 granted by the old shareholders of the California Kleindienst Group with a term of more than one year. Other liabilities furthermore comprise a loan granted by the old shareholders of Sherman Supersonic Industries Corp., Mississauga, Canada, which has to be repaid in annual instalments of CAD 1,000,000. In addition to income tax on wages and salaries for the month of December, tax liabilities include capital gains tax in the amount of DM 2,901,000 for the dividend paid by WashTec Holding GmbH to WashTec AG. The remaining other liabilities primarily consist of social security liabilities in the amount of DM 4,568,000, liabilities of DM 2,408,000 for debtors classed as creditors and liabilities towards employees of DM 1,101,000.

8. Contingent liabilities and other financial obligations

Contingent liabilities

Guarantees

Advance payment, defects liability, rental and performance guarantees for current customer orders amount to DM 9,111,000.

Other financial obligations

The following obligations under leases and rentals exist on the balance-sheet date and will mature as follows:

	In less than one year	1 – 5 years	More than 5 years	Total
	DM '000	DM '000	DM '000	DM '000
Instalments	9,922	13,843	1,747	25,512

C. Notes on the statement of income

(14) Sales revenues

Sales revenues break down geographically as follows:

	2000	1999	1998	1997
	DM '000	DM '000	DM '000	DM '000
Germany	235,659	92,271	97,625	99,822
Rest of Europe	271,044	120,935	108,120	101,721
Asia	3,512	2,750	2,764	10,460
North America	8,842	7,516	6,034	–
Other	2,267	0	0	0
Total	521,324	223,472	214,543	212,003

The following table breaks down the sales revenues by segments:

	2000	1999	Change
	DM '000	DM '000	DM '000
New equipment	324,970	142,231	182,739
Parts, service	161,625	58,188	103,437
Used equipment	15,612	14,475	1,137
Chemicals	8,734	4,372	4,362
Equipment rental	3,724	3,559	165
Accessories and misc.	6,659	647	6,012
Total	521,324	223,472	297,852

The significant changes compared to the previous year result from the first-time consolidation of California Kleindienst-Gruppe as of the beginning of fiscal 2000.

15) Other operating revenues

This item primarily includes revenues from liquidation of provisions (DM 2,958,000), revenues from liquidation of individual and global value adjustments (DM 2,755,000 as against DM 772,000 in the previous year) as well as gains on currency translations (DM 1,339,000).

16) Other operating expenses

Other operating expenses primarily include:

	2000 DM '000	1999 DM '000
General administrative costs	13,575	6,384
Rental and leasing expenditure	11,852	6,541
Legal and consulting costs	10,238	3,908
Travel expenses	9,999	5,017
Automobile operating costs	9,442	2,223
Increases in individual and global value adjustments of receivables	4,399	604
Commissions	3,208	4,234
Forwarding costs	3,107	1,348
Advertising costs	2,806	2,218
Trade fair costs	2,624	740
Other	21,168	7,509
	92,418	40,726

(17) Interest and related expenses

In 2000, the net interest loss amounted to DM 12,234,000 compared to DM 3,054,000 in 1999. The increase was primarily attributable to interest-bearing liabilities towards banks of the former California Kleindienst Group assumed in the course of its consolidation.

(18) Extraordinary result

The extraordinary result primarily comprises redundancy payments to employees who signed redundancy agreements in the course of the Group's restructuring.

(19) Taxes on corporate income and business profits

Income from taxes on corporate income and business profits mainly related to WashTec AG. The distribution of profits carried forward which were subject to a corporation tax rate of 45% led to corresponding corporation tax reductions.

Restated figures taking into account effects of first-time consolidations

ASSETS	Consolidated financial statements as at Dec 31, 1999 DM	Effects of first-time consolidation DM	"As if" comparison Dec 31, 1999 DM
Fixed assets			
Intangible assets			
Concessions, industrial property rights and related rights and values as well as licenses for such rights and values	1,456,511	326,955	1,783,466
Goodwill from first-time consolidation	0	124,159,453	124,159,453
Goodwill	6,270,767	10,893,248	17,164,015
	7,727,278	**135,379,656**	**143,106,934**
Tangible assets			
Real estate and equivalent titles and buildings including buildings on third-party property	11,384,852	48,177,673	59,562,525
Plant and machinery	1,475,093	3,064,679	4,539,772
Other plants, office and plant equipment	3,491,859	4,534,229	8,026,088
Advance payments and assets under construction	273,480	20,850	294,330
	16,625,284	**55,797,431**	**72,422,715**
Financial assets			
Shares in Group companies	291,211	230	291,441
Other loans	18,354	1	18,355
	309,565	**231**	**309,796**
Total fixed assets	**24,662,127**	**191,177,318**	**215,839,445**
Current assets			
Inventories			
Raw materials and supplies	28,661,083	24,932,758	53,593,841
Unfinished products, work in process	3,137,593	6,626,000	9,763,593
Finished products	4,760,748	10,562,025	15,322,773
Goods	12,740,313	0	12,740,313
Advance payments	25,048	(3,044,570)	(3,019,522)
	49,324,785	**39,076,213**	**88,400,998**
Receivables and other assets			
Trade receivables			
with a remaining term of less than one year	50,405,218	67,588,299	117,993,517
with a remaining term of more than one year	288,949	0	288,949
Amounts due from companies in which an equity interest is held			
with a remaining term of less than one year	356,926	0	356,926
Other assets			
with a remaining term of less than one year	2,202,503	5,381,071	7,583,574
with a remaining term of more than one year	596	0	596
	53,254,192	**72,969,370**	**126,223,562**
Securities			
Other securities	**0**	**665,487**	**665,487**
Cash, giral accounts and bank balances	**4,177,744**	**3,684,784**	**7,862,528**
Total current assets	**106,756,721**	**116,395,854**	**223,152,575**
Deferred items			
For deferred tax	862,988	0	862,988
Other	1,449,333	641,935	2,091,268
	2,312,321	**641,935**	**2,954,256**
Total assets	**133,731,169**	**308,215,107**	**441,946,276**

EQUITY CAPITAL AND LIABILITIES	Consolidated financial statements as at Dec 31, 1999 DM	Effects of first-time consolidation DM	"As if" comparison Dec 31, 1999 DM
Equity capital			
Subscribed capital	23,000,000	15,000,000	38,000,000
Capital reserves	2,204,150	0	2,204,150
Profit carried forward	320,462	0	320,462
Group profit for the year	8,153,076	0	8,153,076
Equalization item for foreign currency conversion – Balance Sheet	2,076,839	0	2,076,839
Equalization item for foreign currency conversion – Statement of Income	(14,536)	0	(14,536)
Equalization item for minority interests	100,000	0	100,000
Equalization item for third-party profit rights	(37,640)	0	(37,640)
	35,802,351	**15,000,000**	**50,802,351**
Provisions			
Provisions for pensions	346,029	9,519,333	9,865,362
Provisions for taxation	8,030,202	564,118	8,594,320
Other provisions	6,723,266	42,751,134	49,474,400
	15,099,497	**52,834,585**	**67,934,082**
Liabilities			
Convertible loans			
with a remaining term of less than one year	0	0	0
with a remaining term between one and five years	620,000	0	620,000
Liabilities towards banks and similar institutions			
with a remaining term of less than one year	53,660,117	104,933,123	158,593,240
with a remaining term between one and five years	15,726	25,722,000	25,737,726
with a remaining term of more than five years	0	0	0
Payments on account received			
with a remaining term of less than one year	905,863	115,079	1,020,942
Trade liabilities			
with a remaining term of less than one year	11,182,229	19,208,652	30,390,881
Liabilities from financing bills of exchange			
with a remaining term of less than one year	181,332	848,642	1,029,974
Liabilities towards companies in which an equity interest is held	48,463	0	48,463
Other liabilities			
with a remaining term of less than one year			
thereof tax liabilities	2,629,223	0	2,629,223
thereof social security liabilities	1,650,189	0	1,650,189
remaining other liabilities	6,095,133	11,397,538	17,492,671
with a remaining term between one and five years	4,617,232	77,140,000	81,757,232
	81,605,507	**239,365,034**	**320,970,541**
Deferred items	**1,223,814**	**1,015,488**	**2,239,302**
Total equity capital and liabilities	**133,731,169**	**308,215,107**	**441,946,276**

	Consolidated financial statements as at Dec 31, 1999	Effects of first-time consolidation	"As if" comparison Dec 31, 1999
	DM	DM	DM
Sales to third parties	223,471,549	331,193,562	554,665,111
Increase (decrease) in inventories of unfinished products/services	(513,350)	(4,623,494)	(5,136,844)
Other internally produced and capitalized assets	605,726	0	605,726
Other operating revenues	3,237,140	11,817,337	15,054,477
Gross performance	226,801,065	338,387,405	565,188,470
Raw materials and supplies			
Expenses for raw materials and supplies and for goods purchased	94,425,456	126,807,723	221,233,179
Expenses for services purchased	8,692,226	12,301,499	20,993,725
	103,117,682	139,109,222	242,226,904
Personnel expenses			
Wages and salaries	50,075,454	97,530,917	147,606,371
Social security costs	9,935,138	18,616,427	28,551,565
Expenses for pensions and support	760,958	502,488	1,263,446
	60,771,550	116,649,832	177,421,382
Amortization of fixed intangible assets and depreciation of fixed tangible assets	4,026,517	7,391,855	11,418,372
Other third-party operating expenses	40,726,022	63,288,729	104,014,751
Total operating expenses	**208,641,771**	**326,439,638**	**535,081,409**
Operating result	**18,159,294**	**11,947,767**	**30,107,061**
Revenues from financial assets	146,756	43,090	189,846
Other interest and related revenues	1,061,430	345,434	1,406,864
Depreciation of financial assets	195,480	642,229	837,709
Interest and related expenses to third parties	3,053,974	8,927,983	11,981,957
Financial result	**(2,041,268)**	**(9,181,688)**	**(11,222,956)**
Result from ordinary business activities	**16,118,026**	**2,766,079**	**18,884,105**
Extraordinary income	0	0	0
Extraordinary expenses	0	0	0
Earnings before tax	**16,118,026**	**2,766,079**	**18,884,105**
Taxes on corporate income and business profits	7,430,793	2,479,859	9,910,652
Other taxes	534,157	797,263	1,331,420
Group profit for the year	**8,153,076**	**(511,043)**	**7,642,033**

Other financial obligations

	Consolidated financial statements as at Dec 31, 1999	Effects of first-time consolidation	"As if" comparison Dec 31, 1999
	DM '000	DM '000	DM '000
Up to one year	4,789	5,963	10,752
1 – 5 years	6,177	9,380	15,557
More than 5 years	71	1,660	1,731
Total	**11,037**	**17,003**	**28,040**

	Consolidated financial statements as at Dec 31, 1999	Effects of first-time consolidation	"As if" comparison Dec 31, 1999
	DM '000	DM '000	DM '000
Number of employees	718	1,137	1,855

Number of Employees

Average annual Group employee numbers have developed as follows:

	2000	1999	1998	1997	1996
Blue-collar workers	1,215	395	382	374	395
White-collar workers	623	323	285	259	237
Total	**1,838**	**718**	**667**	**633**	**632**

Segment report

The different business activities of the company entail similar opportunities and risks. Due to its limited meaningfulness, the Board considers a separate segment report unnecessary.

Group cash flow statement

The Group cash flow statement was drawn up in accordance with the German Accounting Standard No. 2 (DRS 2). The figures of FY 2000 were compared with the pro-forma consolidation figures as per December 31, 1999 shown on pages 61 to 63.

Group cash flow statement

		2000 WT Group DM '000
	Group profit for the year	6,306
	plus extraordinary expenses	9,123
=	**Group profit for the year before extraordinary items**	**15,429**
+	Depreciation of fixed assets	16,915
–	Decrease in short-term provisions	– 4,085
–	Decrease in long-term provisions	– 73
+	Loss from the disposal of fixed assets	462
+	Increase in value adjustments of trade receivables	4,399
–	Income from the release of value adjustments of trade receivables	– 2,755
–	Income from the release of provisions	– 2,958
+	Decrease in inventories	4,322
+	Increase in trade receivables	– 5,848
–	Decrease in amounts due from companies in which an equity interest is held (excl. loans and call money deposits)	– 255
–	Decrease in other assets	– 8,070
–	Decrease in the deferred items (assets)	– 633
–	Decrease in convertible loans	– 15
+	Increase in payments on account received	4,012
+	Increase in trade liabilities	2,669
–	Decrease in liabilities towards affiliated companies	– 48
+	Increase in liabilities from the acceptance of bills of exchange	667
+	Increase in other liabilities (excl. loans)	532
+	Increase in the deferred items (liabilities)	208
–	Outgoing payments for extraordinary items	– 9,123
=	**Cash flow from ordinary business activities**	**15,752**
–	Outgoing payments for fixed assets	– 6,663
+	Incoming payments from the disposal of fixed assets (Remaining book values of the disposals increased by profits and decreased by losses resulting from the assets disposal)	552
=	**Cash flow from capital spending**	**– 6,111**
–	Distribution to shareholders	– 4,600
+	Change in minority interests	– 68
–	Change in long-term liabilities towards banks, incl. mezzanine loans	– 426
=	**Cash flow from financing**	**– 5,094**
+	Elimination of exchange-rate induced changes in fixed assets	22
+	Change in equalization item resulting from currency conversion	46
=	**Cash changes in short-term financial resources**	**4,615**
+	Net finicial debt at the beginning of the period	– 150,730
=	**Net financial debt at the end of the period**	**– 146,115**

Net financial debt at the end of the period includes liquid means (DM 9,308,000 less short-term liabilities towards banks of DM 155,423,000). At the beginning of the period, liquid means stood at DM 7,863,000 and short-term liabilities towards banks amounted to DM 158,593,000.

The non-cash net addition to fixed assets in the amount of DM 124,159,000 (goodwill arising from the first-time consolidation of the California Kleindienst Group), other net additions to fixed assets in the total amount of DM 67,018,000 as well as other non-cash additions to assets (DM 117,037,000) and debt (DM 293,215,000) arising from the first-time consolidation of the California Kleindienst Group were not included in the Group cash flow statement on the left, because they have no influence on the cash flow (taking the non-cash increase in capital reserves as well as in the equity capital into account). The detailed changes resulting from the first-time consolidation are shown on pages 60 and 61.

Company Organs

Executive Board

Wolfgang Decker, Chairman
Sabine Decker
Dietmar Waldemar Mundil
(from July 17, 2000)
Dr. Hans-Gerd Höptner
(from July 17, 2000 until October 16, 2000)

Total remuneration payable to the Executive Board came to DM 1,816,000 in FY 2000.

Loans to members of the Board in connection with convertible bonds amounted to DM 300,000 plus accrued interest at an interest rate of 6% p.a.

Supervisory Board

Supervisory Board members during FY 2000:

Dr. Märten Burgdorf, Chairman,
entrepreneur, Swisttal-Heimerzheim

Bernd Kosegarten, Vice Chairman,
independent management consultant, Hamburg
He also sits on the Supervisory Boards of the following companies
- GENIATEC AG, Hanover (Chairman)
- Anton Heggenstaller AG, Unterbernbach (Chairman)
- NFZ-Norddeutsche Fleischzentrale GmbH, Hamburg (Chairman)
- JENOPTIK EXTEL AG, Jena

and is a member of the Advisory Boards of the following companies:
- Personenversicherungen und Finanzdienstleistungen Axa Colonia, Cologne
- Advisory Board, Northern Region of Dresdner Bank AG, Frankfurt

Robert A. Osterrieth, director,
German Venture Advisors Limited, London
He also sits on the Supervisory Boards of the following companies:
- Kleindienst Datentechnik AG, Augsburg (Chairman)
- Eurobike AG, Düsseldorf (Vice Chairman)

Dr. Peter Brütt, former Chairman of the Board of
MAN Roland Druckmaschinen AG, Augsburg

Dr. Hanno Monauni, corporate lawyer and lecturer,
Bad Wimpfen

Prof. Dr.-Ing. Karl Eugen Becker, Gauting
He also sits on the Supervisory Boards of the following companies:
- TÜV Süddeutschland Holding AG, Munich (Chairman)
- Data Modul AG, Munich (Chairman)
- Kögel Fahrzeugwerke AG, Ulm (Chairman)
- Hans Einhell AG, Landau/Isar

Remuneration payable to the Supervisory Board came to DM 225,000 in FY 2000.

Augsburg, April 2001
WashTec AG
(The Executive Board)

Wolfgang Decker   Sabine Decker   Dietmar W. Mundil

AUDITOR'S CERTIFICATE TO THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the consolidated financial statements and the group management report of WashTec AG for the business year ending December 31, 2000. The preparation of the consolidated financial statements and the group management report in accordance with German commercial law are the responsibility of the Company's Board of Managing Directors. Our responsibility is to express an opinion on the consolidated financial statements and the group management report based on our audit.

We conducted our audit of the consolidated annual financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with German principles of proper accounting and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of the companies included in consolidation, the determination of the companies to be included in consolidation, the accounting and consolidation principles used and significant estimates made by the Company's Board of Managing Directors, as well as evaluating the overall presentation of the consolidated financial statements and the group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In accordance with section 322 (2) Sentence 2 of German Commercial Code, we point out in addition to the statements in the Group management report that essential operating credit lines of the WashTec Group expired on December 31, 2000 and were tacitly extended for the time being. These operating credit lines are indispenseable for the continued solvency and existence of the company.

In our opinion, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of WashTec AG in accordance with German principles of proper accounting. On the whole the group management report provides a suitable understanding of the Group's position and suitably presents the risks of future development.

Munich, April 4, 2001

PriceWaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

S. Mulas	K. Schuster
Wirtschaftsprüfer	Wirtschaftsprüfer

FINANCIAL STATEMENTS 2000 OF WASHTEC AG

MANAGEMENT REPORT FOR THE FISCAL YEAR 2000

1. Business activities of the company

WashTec AG holds equity interests in WashTec Holding GmbH (formerly California Kleindienst Holding GmbH), WESURENT Car Wash Marketing GmbH and WESUCONTROL GmbH. The company is the holding company of the entire WashTec Group and provides legal, financial, marketing and technical services.

The company's registered business purpose is to acquire, own and sell equity interests in other companies. The business purpose also includes the functions of a holding company within the WashTec Group. The company is entitled to conduct all manner of business deemed suitable to fulfil the business purpose stated above.

2. Restructuring

The capital increase against contribution in kind in the form of the transfer of all shares in California Kleindienst Holding GmbH (now WashTec Holding GmbH) to WashTec AG decided by the extraordinary meeting of shareholders on December 22, 1999 has led to substantial operational and structural changes in the newly established company group in fiscal 2000. Like the WESUMAT Group, the California Kleindienst Group operated in the vehicle wash sector with a focus on car wash equipment.

In the course of the merger of the two groups, the shares in the former WESUMAT Fahrzeugwaschanlagen GmbH were transferred from WashTec AG to WashTec Holding GmbH. The two operating companies were merged through the integration of WESUMAT Fahrzeugwaschanlagen GmbH into California Kleindienst Autowaschtechnik GmbH with effect from January 1, 2000. California Kleindienst Autowaschtechnik GmbH was subsequently renamed WashTec Cleaning Technology GmbH.

Before the transfer of the shares in WESUMAT Fahrzeugwaschanlagen GmbH to WashTec Holding GmbH, the control and profit and loss transfer agreement existing since December 22, 1994 between WashTec AG and WESUMAT Fahrzeugwaschanlagen GmbH was terminated. With effect from January 1, 2000, a new control and profit and loss transfer agreement was concluded between WashTec Holding GmbH and WESUMAT Fahrzeugwaschanlagen GmbH.

The merger of the two organizations provides cost savings potentials, some of which were already realized in 2000. Key synergy potentials included an improved negotiating position with suppliers due to higher order quantities, the targeted use of shared parts and the pooling and optimization of development activities. Production activities focused on design-to-cost projects and the optimum utilization of existing production capacities. The service organizations in all important distribution markets were adapted to the new requirements with a special focus on higher customer service quality. The global presence demanded by customers was achieved through the foundation of Group companies in the USA and Italy; these companies distribute and service vehicle washes.

The operating companies in Germany, Denmark, Norway and Great Britain were formally merged in 2000. In all other important distribution regions, the market units of the former sales organizations were placed under joint management.

WashTec Holding GmbH represents the key equity interest. The structures of this company are described below.

2.1 WashTec Holding GmbH

WashTec Holding GmbH acts as intermediate holding company comprising the key operating equity interests of the WashTec Group. The company's business purpose is to acquire, own and sell equity interests, especially in other companies and real estate, as well as to advise business enterprises. WashTec Holding GmbH provides financial, accounting, controlling, human resources and IT services for all subordinate Group companies.

WashTec Cleaning Technology GmbH, Augsburg, an operating subsidiary of WashTec Holding GmbH, is engaged in the production, distribution and maintenance of high-quality car washes as well as commercial vehicle, tram and train washes including the requisite water reclaim systems as well as water tightness test systems for the automotive industry; the company also offers specific services. The range of car washes includes pass-through washes, roll-over washes and DIY wash systems based on different technologies (brush, high-pressure and textile designs). Approximately 50% of all WashTec equipment is sold in Germany using the brand names of WESUMAT and California Kleindienst while the balance is sold in the European and non-European markets; international distribution has increasingly gained in importance in recent years. Sales in Germany are handled through employed salesmen who are in charge of specific sales areas as well as through master agreements with petrol companies. Foreign sales are handled through local subsidiaries as well as local sales organizations owned by third parties. In addition, the service and spare parts business has increasingly gained in importance in all distribution channels. The international activities clearly offer the most promising growth prospects, given that as yet unused market potential can be tapped there.

Based on the production and distribution of high-quality products and comprehensive customer service, WashTec is the leading supplier of cleaning technology. WashTec vehicle washes are manufactured in Augsburg, Schöllkrippen, Houlgate/France and Mississauga/Canada.

2 — Strategy

WashTec's corporate strategy is oriented to boosting earnings and sales on a sustained basis. Key elements of this strategy include:

High-quality products

WashTec's strategy is to develop, produce and supply high-quality vehicle washes. The company's management places great importance on manufacturing quality and has committed all suppliers to compliance with the company's high standards of quality.

Innovations

WashTec is the leading innovator in the national and international car wash business. The company's ability to achieve fast market penetration is reflected in the following newly developed products:

- Juno – currently the fastest roll-over car wash (complete wash and dry cycle takes only 2 minutes and 30 seconds);
- CK 30, a roll-over wash for the lower market segment;
- Calkeep, a wash material made of foamed, non-water absorbent PE;
- dyna brush – this design combines the horizontal brush rotation with a vertical up-and-down movement of the brush for clearly superior results at the roof edges and around the sills;
- a modular system of pass-through washes which allows to make optimum use of every location.

Efficient production operations

Production is concentrated at Augsburg, Schöllkrippen, Recklinghausen, Houlgate/France, Mississauga/Canada and Buffalo/USA. The Augsburg plant makes WESUMAT-brand roll-over washes, pass-through washes, commercial vehicle washes and train washes as well as water tightness test systems for the automotive industry; the Schöllkrippen plant manufactures California Kleindienst-brand roll-over washes; the Houlgate factory produces roll-over washes for the French market as well as commercial vehicle (trucks and buses) washes; the Mississauga facility builds train washes and bus washes. Manufacturing efficiency is enhanced through intensive cooperation with contract suppliers. The entire value chain is subject to constant improvement.

Marketing

In addition to direct sales to petrol station operators and independent operators, car washes are also sold under master agreements with many major petrol companies. Distribution in Germany is handled through travelling salesmen (employees); their activities are supported by direct customer contacts at management level. Great importance is attached to long-term customer retention. All operating processes at WashTec centre on customer-oriented solutions.

After-sales service

Customer service is a cornerstone of WashTec's corporate strategy, given that car wash downtimes need to be kept at an absolute minimum. Customer service is increasingly based on fully comprehensive maintenance agreements which help to make operating costs predictable. This trend is also reinforced by customers' increased focus on lifetime costs when it comes to choosing a vehicle wash installation. Apart from technical and spare parts services, WashTec's customer service also includes site analyses and operating concepts.

Diversification

The train wash market will continue to experience fast growth. In recent years, WashTec has already achieved a leading position in Germany and abroad. The company sees big potential for sale and profit growth in this segment also in the years ahead. In this sector, the company's Canadian subsidiary, Sherman Supersonic Industries Corp., Mississauga, Canada, and WESURAIL UK Ltd., York, England, successfully completed a number of major orders.

For the automotive industry, the company offer solutions for testing the water tightness of vehicles.

Internationalization

WashTec's international markets, and Europe in particular, have largely contributed to the sales revenues in recent years. Sales in Asia have been declining noticeably since 1996 due to the unfavourable economic environment; however, the company expects this market to recover in the medium term and has therefore continued its distribution activities in the region. In spring 1999, WashTec decided to start exporting car washes to North America. The requisite type approval was obtained in the year 2000 and local marketing efforts were stepped up in FY 2000. WashTec expects considerable sales revenues and profit contributions from car wash sales in the North American market in the coming years; the equipment will be prefabricated in Augsburg and Schöllkrippen for the time being and customized by the American subsidiary, WashTec Inc., founded in FY 2000. WashTec's first vehicle washes installed in the USA produce more stable and better wash results than competitive products.

Quality management

WashTec was the first European company in its sector to secure DIN ISO 9001 certification for the development, design, production, distribution, service and maintenance of vehicle wash equipment, train washes, care equipment and water reclaim systems including the requisite periphery and process technology. In FY 2000, this certification was renewed without restrictions.

Environmental management

WashTec was the first European company in its sector to be awarded environmental certification to DIN ISO 14001 for the development, design, production, distribution, service and maintenance of vehicle wash equipment, train washes, care equipment and water reclaim systems including the requisite periphery and process technology. This certification was awarded to the Augsburg plant.

2. 2 Organization

Via WashTec Holding GmbH, the company holds all shares in WashTec Cleaning Technology GmbH. This company develops, manufactures, distributes and services vehicle and train wash equipment. The company does not maintain an inventory of finished products; all installations are manufactured to order and to individual customer specifications. Reconditioned machines are offered in addition to the new installations. WashTec accepts used machines as trade-ins, and reconditions WESUMAT-brand machines for re-marketing.

WashTec sees itself as a developer and assembler and attaches great importance to the flexibility of its manufacturing resources. Pre-assembled units and components make for cost-efficient production of customized installations.

WashTec's highly qualified workforce allows for optimum capacity utilization across the different product groups. To ensure prompt delivery and safeguard its high level of quality, WashTec maintains prefabrication capacities for the processing of sheet metal and the production of switchboards.

To push ahead the international expansion, WashTec has established or acquired subsidiaries in France, Spain, Norway, Sweden, Belgium, Denmark, the Netherlands, the UK, Italy, the USA and Canada. The French subsidiary also assembles roll-over washes for the local market; the WESUMAT commercial vehicle wash range is also manufactured in France. The Canadian subsidiary produces train and bus washes, while the subsidiary in Buffalo modifies wash equipment for the American market. Moreover, all subsidiaries are in charge of distributing and servicing the vehicle washes.

In recent years, WashTec has made great strides in the German and European train wash markets and has scored sustained year-on-year sales increases. In this context, WashTec has taken over companies in Canada and Britain in 1998 which have proven expertise in these markets. In addition, WashTec is one of the leading providers of systems for testing the water tightness of vehicles to the automotive industry.

2.2 WESURENT Car Wash Marketing GmbH

WESURENT Car Wash Marketing GmbH buys, leases and operates vehicle washes on behalf and on account of third parties, offering a wide range of related services. The company's experts and consultants will analyze the location, the existing operation, the competitive situation in the area to determine the relevant capacity and profitability parameters. They will also develop financing models and draw up construction plans. WESURENT Car Wash Marketing GmbH may also act as a general contractor coordinating the activities of the builders and contractors and can also handle the marketing activities for the newly created car wash site. The individual vehicle washes are typically sold by WashTec Cleaning Technology GmbH to a leasing company which then leases the installation to WESURENT Car Wash Marketing GmbH. Working in conjunction with the respective customer, WESURENT Car Wash Marketing GmbH will then operate the facility on behalf and on account of the respective customer.

[illegible]

The company's business purpose is registered as: the production and marketing of electrical and electronic components and devices as well as all related services including software development. The company's registered office is in Augsburg.

3. Market and sector overview

The market for vehicle wash equipment in the Federal Republic of Germany is mainly characterized by replacement sales. Newly installed equipment is usually of a very high quality and rated for a service life of 5–6 years. In 2000, petrol companies in Germany throttled their capital spending on new vehicle wash equipment, while European sales outside Germany clearly exceeded last year's level.

Competition

The German and international vehicle wash equipment industry is composed of a small number of competitors. Official statistics are not available. One of WashTec's key competitors in Germany is Otto Christ AG (Memmingen). In the international market, there are also CECCATO SPA (Italy), ISTOBAL SA (Spain), OY TAMMERMATIK AB (Finland) and Ryko Manufacturing Company Inc. (USA). According to WashTec's own research, the company has a market share of approx. 60% in Europe (based on the total installed base of vehicle wash equipment) and approx. 30% worldwide.

4. State of the company

WashTec AG holds equity interests in WashTec Holding GmbH and WESURENT Car Wash Marketing GmbH.
A control and profit and loss transfer agreement has been concluded between WESURENT and WashTec AG.
The company's profitability is, however, largely dependent on dividend payments by WashTec Holding GmbH, which comprises the Group's operating business. The operating company, WashTec Cleaning Technology GmbH, is linked to WashTec Holding GmbH through a control and profit and loss transfer agreement. The shareholding structure as well as the assets and financial situation have changed materially as a result of the restructuring measures discussed above.

4 Assets and financial situation

The following table shows the major changes relating to the company's assets and finances:

	Dec 31, 2000		Dec 31, 1999		Change
	DM	%	DM	%	DM
ASSETS					
Fixed assets	198,527,327	90.73	97,038,386	99.34	101,488,941
Current assets and deferred items	20,269,474	9.27	645,918	0.66	19,623,556
Total assets	218,796,801	100.00	97,684,304	100.00	121,112,497
EQUITY CAPITAL AND LIABILITIES					
Equity capital	196,098,614	89.62	88,204,130	90.30	107,894,484
External capital	22,698,187	10.38	9,480,174	9.70	13,218,013
Total equity capital and liabilities	218,796,801	100.00	97,684,304	100.00	121,112,497

The following changes relating to the company's financial situation and assets need to be commented on:

Fixed assets: Equity interests increased as a result of the contribution of all shares in WashTec Holding GmbH (formerly: California Kleindienst Holding GmbH) in the amount of DM 104,580,000.

Equity capital: In return for the contribution of WashTec Holding GmbH, 3,000,000 new shares were issued.
The amount of the contribution exceeding the new equity capital of DM 15,000,000 (DM 89,340,000) was allocated to the capital reserves.

4.2 Earnings situation

The following table compares the Profit and Loss figures for the fiscal years 2000 and 1999 and identifies the changes:

	Jan 1 – Dec 31, 2000	Jan 1 – Dec 31, 1999	Change
	DM	DM	DM
Sales revenues	4,530,248	3,191,351	1,338,897
Other operating revenues	90,127	6,545	83,582
Gross performance	4,620,375	3,197,896	1,422,479
Personnel expenses	2,762,054	3,086,028	– 323,974
Amortization and depreciation	123,254	118,849	4,405
Other operating expenses	4,359,480	2,329,354	2,030,126
Operating result	– 2,624,413	– 2,336,335	– 288,078
Income from equity interests	13,239,687	48,216	13,191,471
Income from profit transfer	48,904	15,560,283	– 15,511,379
Financial result	– 118,347	17,429	– 135,776
Result from ordinary business activities	**10,545,833**	**13,289,593**	**– 2,743,762**
Extraordinary expenses	**0**	**1,013,924**	**– 1,013,924**
Earnings before tax	**10,545,833**	**12,275,669**	**– 1,729,838**
Taxes on corporate income and business profits	2,394,234	5,288,143	– 2,893,909
Other taxes	– 2,885	0	– 2,885
Profit for the year	**8,154,484**	**6,987,526**	**1,166,956**

The sales revenues of the company are exclusively comprised of contributions for legal, financial, controlling, technical and marketing services rendered to the WashTec Group.

Personnel expenses declined by approx. 11 % compared to the previous year. The company's headcount averaged 12 in the period compared to 20 in the previous year. The decline in staff numbers was attributable to the transfer of the general accounting, personnel accounting and IT departments to WashTec Holding GmbH.

Other operating expenses mainly comprised the items shown in the following table. Please note that only amounts in excess of DM 100,000 have been itemized:

	2000	1999	Change
	DM	DM	DM
Legal and consulting costs as well as costs related to the preparation of the annual financial statements	2,220,333	930,649	1,289,684
Public relations	659,596	610,156	49,440
Organization and IT expenditure	861,668	283,311	578,357
Travel expenses	97,031	222,607	– 125,576
Remuneration payable to the Supervisory Board	225,000	120,000	105,000
Miscellaneous	295,852	162,631	133,221
Total	4,359,480	2,329,354	2,030,126
Percentage change over previous period			87.15%

As in the previous year, other operating expenses primarily comprised legal and consulting costs incurred in connection with the restructuring of the Group. These costs were carried as extraordinary expenses in the previous year.

Income from equity interests primarily reflect an advance dividend paid by WashTec Holding GmbH in the amount of DM 11,000,000.

Income from profit transfer posted in the previous year mainly stemmed from WESUMAT Fahrzeugwaschanlagen GmbH. Following the company's integration into WashTec Holding GmbH with effect from January 1, 2000, its profits are transferred to WashTec Holding GmbH and passed on to WashTec AG by way of advance dividend payments (cf. income from equity interests).

Extraordinary expenses of DM 1,014,000 reported in the previous year primarily consisted of legal and consulting costs incurred in connection with the acquisition of the California Kleindienst Group.

The relative decline in taxes on corporate income and business profits over the previous year in proportion to the result from ordinary business activities is primarily attributable to the tax-free profits which WashTec Holding GmbH received and distributed to WashTec AG.

5. Risks inherent in the future development

The actual operations are handled by WashTec Cleaning Technology GmbH and the foreign Group companies as well as by WESURENT Car Wash Marketing GmbH. For this reason, the forward-looking risk discussion relates to all companies which are directly or indirectly controlled by WashTec AG.

By virtue of the business purpose, WashTec AG is directly and/or indirectly exposed to the following material risks which are detailed below in accordance with the operating functions they relate to:

1. Distribution market	Dependence on major customers
	New orders
	Duration of tenders
	Margin changes
	Competition
2. Production	Production sites
	Quality management
	Environmental management
	Selection of suppliers
3. Personnel	Industrial relations
	Employee fluctuation
	Impact of sick days on operating ability
4. Legal	Patents and licenses
5. Finances	Liquidity
	Credit lines
	Bad debts
	Interest and currency rate risks

WashTec maintains a risk monitoring system which comprises the following risk avoidance, risk mitigation and risk shifting measures as well as monitoring activities for the residual risks:

1. Distribution market

- Manufacturers of vehicle wash equipment are faced with a highly concentrated demand in a market where more than 75% of the purchasing decisions are directly or indirectly influenced by the petrol companies. WashTec addresses this risk by spreading its sales activities evenly across the customer spectrum and seeks to ensure that no single customer pools more than 10% of new-equipment sales.
- Orders and shipments are subject to strong seasonal fluctuation. The sales activity focuses on the second half of the year, which accounts for a large amount of annual sales. Numerous internal adjustments are made to take account of these strong capacity fluctuations.
- WashTec seeks to secure master contracts for the supply of vehicle wash equipment from all major petrol companies. The petrol companies typically put out their contracts to tender and then negotiate the terms based on the offers received.
- WashTec analyzes the margin development by products/product groups, customers/customer groups and sales areas/sales regions on a monthly basis.

2. Production

- WashTec's production sites are located in Augsburg, Schöllkrippen and Recklinghausen (WashTec Cleaning Technology GmbH), Houlgate/France (WashTec France S.A.), Mississauga/Canada (Sherman Supersonic Ind. Corp.) and Buffalo, USA. The low level of vertical integration and the highly qualified employees allow for the production capacities to be adjusted swiftly to changes in demand.

Augsburg: The Augsburg plants produce all WESUMAT-brand roll-over washes, pass-through washes and train washes. The plants at Argonstrasse and Gubener Strasse additionally make water tightness test systems for the automotive industry. The entire R&D activities are also concentrated in Augsburg. The plants have a 35-hour working week; an internal agreement allows for flexible working weeks of between 26 and 42 hours.

Schöllkrippen: The Schöllkrippen factory makes all California Kleindienst-brand roll-over washes. If and when required, the plant also assembles WESUMAT-brand washes. The factory's working hour agreement is comparable to the Augsburg plants.

Recklinghausen: This plant produces electronic controls and vehicle washes.

Houlgate: The Houlgate factory makes WESUMAT-brand commercial vehicle washes for the world market and also assembles roll-over washes for the French market using components made in Augsburg. The Houlgate plant has a 35-hour working week and an internal agreement allowing for flexible working weeks of between 31 and 39 hours.

Mississauga: This factory makes train and bus washes primarily for the North American market.

Buffalo: The Buffalo plant adapts preassembled washes to American standards and specific customer needs.

Production in Augsburg, Schöllkrippen and Houlgate is carefully coordinated to ensure optimum utilization of existing production capacities so that the risk of uncovered overhead can be avoided to the greatest possible extent.

- In 1993 WashTec was the first European company in its sector to secure DIN ISO 9001 certification. This quality management certificate has been renewed at regular intervals. The French subsidiary is also certified to DIN ISO 9002.
- WashTec was the first European company in its sector to be awarded environmental certification to DIN ISO 14001. This certification was awarded to the Augsburg plants.
- The company systematically evaluates the quality management and environmental management reports in order to identify and assess all relevant risks residing in the business processes and to initiate improvements where appropriate.
- WashTec's suppliers typically produce components according to specifications and plans provided by WashTec and are bound to deliver optimum quality on a "just-in-time" basis. WashTec has at least two suppliers for every important part. Procurement bottlenecks and shortages can largely be avoided thanks to the company's close co-operation with its suppliers in line with its quality management and environmental management policies. In order to remain flexible on the production and procurement side, WashTec does not award long-term contracts to its suppliers. Nevertheless, the company has a large number of reliable suppliers who have successfully cooperated with the company in recent years.

3. Personnel

- The employees of WashTec Holding GmbH and its German subsidiaries are included in collective bargaining agreements.
- The number of employees giving notice, their reasons for leaving and the affected departments are analyzed based on reports from the personnel departments; the insights thus gained are used to redefine the operating requirements.
- Sick days and absent days are equally analyzed based on reports from the personnel departments so that undesirable trends can be counteracted to the extent that they can be influenced.

4. Legal affairs

- The business activities conducted by WashTec are highly dependent on the company owning, or having been granted licenses to use, the patents for the production of the vehicle wash equipment. A considerable part of these patents is owned by the companies themselves or they have been granted long-term licenses which give WashTec exclusive use of the respective rights. Furthermore, WashTec is interested in protecting its patents effectively on an international scale and spends considerable amounts on safeguarding these rights.

5. Finances

- Securing the subsidiaries' solvency at all times is an important corporate goal. The company has therefore implemented cash management systems which identify potential bottlenecks in time and ensure that appropriate steps are taken.
- As of December 31, 2000, the WashTec group had short-term operating credit lines amounting to at least DM 209.8 million in place in Germany; the individual banks currently decide about an extension of the credit lines' maturities. DM 157.5 million were drawn as of the same date. Earmarked for short-term operating purposes, these credit lines have been opened by several banks based on joint and several liability of WashTec Holding GmbH and WashTec Cleaning Technology GmbH. Long-term bank debt as at December 31, 2000 are covered by real estate liens. The WashTec Group is financed mainly through WashTec Cleaning Technology GmbH which, being the most important operating company, has the largest funding requirements.
- WashTec seeks to limit its exposure to customers at the lowest possible level. Unless customers have a first-class credit standing, credits are limited and the company requires proof of liquidity or financing from new customers.
- All positions which are subject to interest rate and currency risks are evaluated on a monthly basis. The likelihood of negative developments affecting WashTec is assessed so that action can be taken to avoid, mitigate or shift the respective interest-rate and/or currency positions.

6. Employees

The following personnel expenses were incurred:

	2000	1999
	DM '000	DM '000
Wages and salaries	2,606	2,816
Employer's share in social security contributions	156	270
Total	2.762	3,086

In fiscal 2000, the company employed an average of 12 people (previous year: 20). The decline in staff numbers compared to the previous year was due to the transfer of employees and tasks to WashTec Holding GmbH.

7. A look back at 2000

2000 was characterized by a difficult market environment, with capital spending by petrol companies falling clearly short of expectations.

The Executive Board focused on the improvement of operational processes within the Group, which is clearly reflected in the lower raw materials and supplies ratio as well as the decline in other operating expenses. In the personnel area, redundancy agreements with 127 employees in Germany were signed in 2000. This will result in savings of at least DM 9 million in fiscal 2001.

8. Outlook

WashTec AG projects rising revenues and an increase in earnings across all product segments and across the entire German and international Group in the fiscal year 2001. The Executive Board will continue the optimization of operational processes initiated in 2000 and push ahead the realization of internal synergy potentials.

The Board expects the newly founded Group companies in the USA and Italy to make significant revenue and earnings contributions in the coming years.

The train and commercial vehicle sector is projected to gain increasingly in importance in the years to come. This will reduce the company's dependence on the investment cycles in the car wash business. Major importance is also attached to the internationalization of the Group's activities.

To safeguard its success, WashTec will continue to rely on a strategic combination of continuous product innovation, close cooperation with petrol companies, organic growth and acquisitions.

The further consolidation of the world market leader is expected to create the required preconditions for continued sustained improvement of the profitability of all Group companies after completion of all restructuring measures in 2001.

Augsburg, April 2001

WashTec AG
The Executive Board

Wolfgang Decker   Sabine Decker   Dietmar W. Mundil

STATEMENT OF INCOME
FOR THE PERIOD FROM JANUARY 1, 2000
TO DECEMBER 31, 2000

	Dec 31, 2000 DM	Dec 31, 1999 DM
1. Sales revenues	4,530,248	3,191,351
2. Other operating revenues	90,127	6,545
3. Personnel expenses		
a) Wages and salaries	– 2,606,235	– 2,815,981
b) Social security costs and expenses for pensions and support	– 155,818	– 270,047
	– 2,762,053	– 3,086,028
4. Amortization of fixed intangible assets and depreciation of fixed tangible assets	– 123,254	– 118,849
5. Other operating expenses	– 4,359,479	– 2,329,354
6. Income from equity interests (thereof due from different companies DM 13,239,687; previous year: DM 48,000)	13,239,687	48,216
7. Income from profit transfers	48,904	15,560,283
8. Other interest and related revenues	32,272	35,209
9. Interest and related expenses	– 150,619	– 17,780
10. Result from ordinary business activities	**10,545,833**	**13,289,593**
11. Extraordinary expenses/extraordinary result	**0**	**– 1,013,924**
12. Taxes on corporate income and business profits	– 2,394,234	– 5,288,143
13. Other taxes	2,885	0
14. Net profit	**8,154,484**	**6,987,526**
15. Profit carried forward	**9,824,130**	**7,436,604**
16. Retained earnings	**17,978,614**	**14,424,130**

BALANCE SHEET AT DECEMBER 31, 2000

ASSETS	Dec 31, 2000 DM	Dec 31, 1999 DM
A. Fixed assets		
I. Intangible assets		
Concessions, industrial property rights and related rights and values as well as licenses for such rights and values	126,190	208,619
II. Tangible assets		
Office and plant equipment	9,209	17,839
III. Financial assets		
Shares in affiliated companies	198,391,928	96,811,928
	198,527,327	**97,038,386**
B. Current assets		
I. Receivables and other assets		
1. Amounts due from affiliated companies	15,350,969	71,894
2. Other assets	4,854,544	564,691
II. Bank balances	1,091	9,333
	20,206,604	**645,918**
C. Deferred items	**62,870**	**0**
	218,796,801	**97,684,304**

EQUITY CAPITAL AND LIABILITIES	Dec 31, 2000 DM	Dec 31, 1999 DM
A. Equity capital		
I. Subscribed capital	38,000,000	23,000,000
Authorized capital DM 9,500,000 (previous year: DM 9,500,000)		
II. Capital reserves	140,120,000	50,780,000
III. Profit carried forward	14,424,130	12,036,604
less dividend	– 4,600,000	– 4,600,000
IV. Profit for the year	8,154,484	6,987,526
V. Retained earnings	17,978,614	14,424,130
	196,098,614	**88,204,130**
B. Provisions		
I. Provisions for pensions	341,617	311,617
II. Provisions for taxation	2,349,050	5,673,968
III. Other provisions	1,093,526	740,329
	3,784,193	**6,725,914**
C. Liabilities		
I. Loans	605,000	620,000
II. Liabilities towards banks	28,799	99
III. Trade liabilities	431,657	870,590
IV. Liabilities towards affiliated companies	15,908,380	871,307
V. Other liabilities	1,940,158	392,264
	18,913,994	**2,754,260**
	218,796,801	**97,684,304**

DEVELOPMENT OF FIXED ASSETS
IN THE PERIOD FROM JANUARY 1, 2000 TO DECEMBER 31, 2000

	COSTS OF ACQUISITION OR PRODUCTION			
	Jan 1, 2000	Additions	Disposals	Dec 31, 2000
	DM	DM	DM	DM
INTANGIBLE ASSETS				
Patents and licences	30,650	0	0	30,650
Software	485,141	32,195	0	517,335
	515,791	32,195	0	547,985
TANGIBLE ASSETS				
Office and plant equipment	30,747	0	0	30,747
FINANCIAL ASSETS				
Shares in affiliated companies	96,811,928	101,580,000	0	198,391,928
	97,358,466	101,612,195	0	198,970,661

ACCRUED DEPRECIATION				REMAINING BOOK VALUES	
Jan 1, 2000	Additions	Disposals	Dec 31, 2000	Dec 31, 2000	Dec 31, 1999
DM	DM	DM	DM	DM	DM
20,433	10,216	0	30,649	1	10,217
286,739	104,408	0	391,147	126,189	198,402
307,172	114,624	0	421,796	126,190	208,619
12,908	8,630	0	21,538	9,209	17,839
0	0	0	0	198,391,928	96,811,928
320,080	123,254	0	443,334	198,527,327	97,038,386

NOTES ON THE BALANCE SHEET AND STATEMENT OF INCOME FOR FISCAL 2000

I. GENERAL INFORMATION

Accounting

The financial statements of WashTec AG (formerly: WESUMAT Holding Aktiengesellschaft) were compiled pursuant to the provisions of the German Commercial Code for large capital companies as defined in section 267 (3) of the German Commercial Code and the supplementary provisions of section 150 et seq. of the Joint Stock Companies Act. section 11 of the statutes contains no deviating provisions.

Legal status

The extraordinary meeting of shareholders of WESUMAT Holding Aktiengesellschaft on December 22, 1999 approved the merger of the California Kleindienst Group with the WESUMAT Group. In connection with this transactions all shares in California Kleindienst Holding GmbH, Augsburg, were transferred as a contribution in kind against the issue of 3,000,000 new shares to WESUMAT Holding Aktiengesellschaft with effect from January 1, 2000. As a result, the company's equity capital increased by DM 15,000,000 from DM 23,000,000 to DM 38,000,000. The remaining amount of the contribution in kind of DM 89,340,000 was allocated to the capital reserves. The name of the company was changed to WashTec AG by an entry in the Commercial Register on May 17, 2000.

The share transfer was also entered in the Commercial Register on May 17, 2000.

On December 22, 1999, the meeting of shareholders decided to relocate the company's registered office to Argonstrasse 7 in 86153 Augsburg and to change the company's statutes.

The parent company's registered business purpose is to acquire, own and sell equity interests in other companies. The business purpose in particular includes the functions of a holding company within the WashTec Group.

II. ACCOUNTING AND VALUATION METHODS

Intangible assets include computer programmes as well as patents and licenses and are assumed to have useful lives of 3 years. They are shown at their purchase cost less scheduled straight-line amortization.

Tangible assets which solely refer to business equipment are shown at their purchase costs less accumulated depreciation. Depreciation charges are taken using the straight-line method over a period of five years. Low-value assets are written off in full in their year of purchase.

Shares in affiliated companies are also shown at cost. In connection with a purchase price adjustment agreed in December 2000, the equity interest in WashTec Holding GmbH was reduced by DM 3,000,000.

Receivables and other assets are shown at their nominal values.

Pension provisions correspond to the going-concern values calculated by actuaries according to section 6a of the German Income Tax Law on the basis of the new Dr. Heubeck tables.

Tax provisions are sufficient to cover the expected final tax payments.

Other provisions are sufficiently dimensioned to take account of all discernible risks and contingent liabilities. Expenditure on bonuses represents payments to Board members and senior staff in accordance with their respective employment contracts. Provisions for stock options did not have to be formed due to the price performance of the WashTec share.

Liabilities are shown at the amounts due for repayment.

There were no *foreign-currency* receivables or liabilities on the balance-sheet date.

II. NOTES ON THE BALANCE SHEET AND STATEMENT OF INCOME

1. Notes on the balance sheet

Fixed assets

The development of WashTec AG's fixed assets is set out in the following fixed assets development schedule.

Financial assets exclusively include shares in affiliated companies. Shares in affiliated companies are valued at DM 198,142,000 and constitute WashTec Holding GmbH (formerly: California Kleindienst Holding GmbH), Augsburg, and, unchanged at DM 100,000, WESURENT Car Wash Marketing GmbH, Augsburg.

The company holds all the shares in the two companies' subscribed capital. The equity interest in WESUMAT Fahrzeugwaschanlagen GmbH reported in the previous year was transferred to WashTec Holding GmbH, Augsburg, in the course of a capital increase against contribution in kind with legal effect from January 1, 2000. The value of the contribution in kind equals the book value of the equity interest as at December 31, 1999 (DM 96,561,828,000). Financial assets furthermore comprise shares in WESUCONTROL GmbH, Augsburg, in which WashTec AG holds a 60% interest. The following information is provided on these three companies:

WashTec Holding GmbH

The business purpose of WashTec Holding GmbH is to acquire, own and sell equity interests, especially in other companies and real estate, as well as to advise business enterprises. The business purpose also includes the functions of a holding company within the WashTec Group.

WashTec Holding GmbH comprises the key operating companies of the WashTec Group.

In its 2000 financial statements, WashTec Holding GmbH showed sales revenues of DM 17,898,000 and a profit for the year of DM 27,377,000. As at December 31, 2000, the company's equity capital amounted to DM 39,495,000. Based on a shareholders' decision taken on December 31, 2000, WashTec Holding GmbH paid an advance dividend of DM 11,000,000 to WashTec AG for the past fiscal year.

WESURENT Car Wash Marketing GmbH

The company is engaged in leasing car washes including all related products, operating car washes including all related services on its own and third-party account, purchasing and selling car washes and all ancillary facilities and producing marketing concepts for the aforementioned activities.
It is domiciled in Augsburg.

WESURENT Car Wash Marketing GmbH posted sales revenues of DM 3,371,000 in the year ending December 31, 2000; its equity capital has remained unchanged at DM 100,000. The profit for fiscal 2000 transferred to WashTec AG stands at DM 49,000.

WESUCONTROL GmbH

This company was established as per articles of association dated August 10, 1998. Its share capital amounts to DM 250,000, DM 150,000 of which has been subscribed by our company (60% of the shares).

The company's business purpose is registered as: the production and marketing of electrical and electronic components and devices as well as all related services including software development. The company's registered office is in Augsburg.

As at December 31, 2000, this subsidiary posted sales revenues of DM 108,000 and a net loss of DM 14,000 not covered by equity capital. WESUCONTROL GmbH reported a net loss of DM 171,000 for the year.

[illegible]

The amounts due from affiliated companies shown in these financial statements break down as follows:

WashTec Holding GmbH	Dec 31, 2000	Dec 31, 1999
	DM	DM
Trade receivables	2,677,346	0
Clearing account	8,098,750	0
Value-added tax	4,358,172	0
Total	15,134,268	0

WESURENT Car Wash Marketing GmbH	Dec 31, 2000	Dec 31, 1999
	DM	DM
Receivables under profit transfer agreement	48,904	66,871
Trade receivables	89,120	102,583
Value-added tax	131,774	67,857
	269,798	237,311
Less:		
Liabilities from netted payments	– 53,097	– 165,417
Total	216,701	71,894

All receivables are due within one year.

Other assets

Other assets of a total of DM 4,855,000 (previous year: DM 565,000) comprise DM 573,000 by way of receivables due from employees, particularly loans to members of the Board (DM 328,000) and senior staff (DM 235,000) for the purchase of convertible bonds. The loans will be due for repayment by December 31, 2008 by the latest and were subject to interest of 6% p.a. in the year under review. They were granted in December 1997. Other assets furthermore include receivables due from the local tax office in the amount of DM 4,282,000. The advance dividend paid by WashTec Holding GmbH results in a claim for corporation tax refunds of DM 2,240,000 and capital gains tax refunds of DM 2,901,000. This claim was netted against corporation taxes and solidarity surcharges in the amount of DM 1,400,000 still to be paid for fiscal 2000. An overpayment of trade tax in 1999 furthermore results in a claim for tax refunds of DM 541,000. The remaining other assets are due within one year.

Equity capital

Subscribed capital

Based on a shareholders' decision taken on December 22, 1999, the company's subscribed capital as at December 31, 2000 increased by DM 15,000,000 from DM 23,000,000 to DM 38,000,000 as a result of the issue of 3,000,000 new shares in return for the contribution of all shares in California Kleindienst Holding GmbH (now: WashTec Holding GmbH) on January 1, 2000. The company's subscribed capital is now divided into 7,600,000 Stückaktien-type share certificates.

Capital reserves

Capital reserves as at December 31, 2000 increased by DM 89,340,000 to DM 140,120,000. The 3,000,000 share certificates (Stückaktien) issued in connection with the contribution of the shares in WashTec Holding GmbH were issued at a share price of DM 34.78. The premium on the subscribed capital of DM 5 per share was allocated to the capital reserves based on a decision taken by the meeting of shareholders on December 22, 1999. The previous year's capital reserves represented the premium related to former shareholders and the premium resulting from the November 12, 1997 IPO.

The Board is authorized to increase the company's subscribed capital once or several times by up to a total of DM 7,200,000 by October 16, 2002 by issuing new shares in return for cash contributions or contributions in kind with the Supervisory Board's approval.

The Board is authorized to increase the company's subscribed capital once or several times by up to a total of DM 2,300,000 by October 16, 2002 by issuing new shares in return for cash contributions with the Supervisory Board's approval.

The company's subscribed capital will be increased by up to DM 1,000,000 divided into 200,000 shares with a nominal value of DM 5 each; this contingent capital increase will only be effected to the extent that the holders of convertible bonds issued pursuant to the resolution passed at the shareholders' meeting of October 17, 1997 exercise their right of conversion and such capital increase is deemed necessary pursuant to the terms of the conversion.

As already reported above, the shareholders' meeting of July 14, 1998 endorsed the conversion of the "bearer shares of a nominal value of DM 5 each" into share certificates (Stückaktien).

Contingent capital

The extraordinary meeting of shareholders on December 22, 1999 approved a contingent capital increase by DM 2,300,000 to facilitate the issue of up to 460,000 Stückaktien-type bearer share certificates each representing a DM 5 portion of the subscribed capital. The sole purpose of this contingent capital increase is to facilitate stock options granted to members of the Board, managers and executives of affiliated companies as well as to employees of the company and its affiliates. The existing shareholders' statutory right to subscribe to such options has been excluded. The contingent capital increase will be completed only to the extent that the holders of the option rights exercise the options granted to them. The dividend entitlement of the new shares starts from the beginning of the financial year in which the shares are created through the exercise of the options. The Executive Board has been authorized to determine the details of the contingent capital increase subject to these details being approved by the Supervisory Board. In so far as option rights are to be granted to members of the Executive Board, the details of the contingent capital increase will be determined by the Supervisory Board.

Maximum number of option rights to be granted:

Option holders	Number of option rights
Board	up to 120,000
Employees of the company and its affiliates	340,000 plus any amount of options not exercised by the Board
Total	460,000

Until December 31, 2000 the following number of option rights has been granted:

Option holders	Number of option rights
Board	80.000
Employees of the company and its affiliates	60.000
Total	140.000

Statutory reserves

There were no transfers to statutory reserves pursuant to section 150 of the Joint Stock Companies Act as capital reserves exceed one tenth of the company's subscribed capital.

Profit carried forward and retained earnings

The shareholders' meeting held on June 28, 2000 decided to pay out a DM 4,600,000 dividend from the DM 14,424,130 profit disclosed as at December 31, 1999 and to carry forward the balance. The dividend amount remained unchanged compared to the dividend paid for 1998.
This means that the profit carried forward is reduced to DM 9,824,130. At the same time, WashTec AG disclosed a profit of DM 8,154,484 for the past fiscal year. The retained earnings as at December 31, 2000 therefore amount to DM 17,978,614.

Provisions for pensions

The pension commitment refers to a Board member who has been with WashTec AG since January 1, 1999.

Tax provisions

Tax provisions in the amount of DM 2,349,000 on the balance-sheet date refer to corporate taxes and solidarity surcharges of DM 561,000 for the previous years up to and including fiscal 1998 and of DM 1,121,000 for fiscal 1999.

The total amount also includes trade tax on earnings in the amount of DM 428,000 as well as property purchase taxes in the amount of DM 240,000. The provisions for property purchase taxes refer to the contribution of the shares in WashTec Holding GmbH on January 1, 2000.

Other provisions

The other provisions primarily refer to legal and consulting costs for the production of a listing prospectus (DM 500,000), bonuses (DM 400,000), property purchase taxes (DM 240,000) and auditing costs (DM 145,000).

[illegible]

[illegible]

	Dec 31, 2000	Dec 31, 1999
WashTec Cleaning Technology GmbH (previous year: WESUMAT Fahrzeugwaschanlagen GmbH)	DM	DM
Receivables under profit transfer agreement	0	– 15,493,412
Trade receivables	0	– 3,081,062
Value-added tax	0	– 1,121,415
	0	– 19,695,889
Less:		
Liabilities from netted payments	15,908,380	20,567,197
	15,908,380	20,567,197
Total	15,908,380	871,308

Other liabilities

Maturities of liabilities

Liabilities break down according to maturity as follows:

Residual terms in DM '000	Up to one year	More than one year and less than 5 years	Total
Liabilities towards banks	29	0	29
Trade liabilities	431	0	431
Convertible loans	303	302	605
Other liabilities	1,940	0	1,940
Total	2,703	302	3,005

Other liabilities mainly refer to turnover taxes still to be paid (DM 1,821,000), wage taxes (DM 90,000) and social insurance contributions (DM 10,000).

No liabilities are secured by mortgages or similar rights.

Convertible loans

Pursuant to a resolution passed at the shareholders' meeting of October 17, 1997, the Board was authorized to issue by December 31, 1998 registered convertible bonds bearing interest of 2% p.a. worth up to DM 1,000,000 and maturing on December 31, 2008 at the latest. The bearers of the registered convertible bonds are entitled to convert every portion with a nominal value of DM 5 of the registered convertible bond into a common ordinary share.

Management staff and employees as defined in section 5 (3) of the Industrial Constitution Act as well as employees of the company and its affiliates not subject to wage-scale agreements are eligible to hold the registered convertible bonds. The shareholders' statutory right of subscription is excluded. The right of conversion may be first exercised for 50% of the shares for subscription three years and for the remaining 50% five years after the date on which the Board resolves to issue the registered convertible bonds.

Under section 7.3 of the issue conditions, employees are entitled to convert their convertible bonds on the basis of a share price of DM 21.92. The applicable conversion price equals this share price plus 3% p.a. as of the date of acquisition. In 1997, convertible bonds worth DM 770,000 were issued to Board members and senior staff. This amount declined to DM 605,000 by December 31, 2000.

2. Contingent liabilities and other financial obligations

The company is jointly and severally liable for the financial obligations arising from leases entered into by WashTec Cleaning Technology GmbH and WESURENT Car Wash Marketing GmbH. Monthly liabilities stand at DM 183,000 and mature in 2005 at the latest. Total financial obligations arising from leases amounted to DM 2,135,000.

3. Notes on the Statement of Income

Sales revenues

The company's sales revenues stem solely from management contributions for the legal, financial, technical, marketing and IT services provided for WashTec Holding GmbH and WESURENT Car Wash Marketing GmbH

Personnel expenses

Personnel expenses came to DM 2,762,000 in fiscal 2000, down from DM 3,086,000 last year. The decline in personnel expenses was due to the reduction of the average number of employees from 20 last year to 12 in 2000.

Other operating expenses

Other operating expenses break down into DM 2,232,000 for legal, consulting and auditing costs, DM 666,000 for public relations expenditure and DM 862,000 for organization and IT expenditure. Other expenses include travelling expenses, remuneration payable to the Supervisory Board and miscellaneous administrative costs.

Income from equity interests

Income from equity interests (incl. corporation tax credits) in the amount of DM 13,240,000 (incl. corporation tax credits of DM 2,240,000) refers to the advance dividend paid by WashTec Holding GmbH on December 31, 2000.

Income from profit transfers

Income from profit transfers exclusively includes the profit for the year transferred by WESURENT Car Wash Marketing GmbH.

Interest and related expenses

Interest and related expenses result from interest payments to the local tax office in connection with a government tax audit in the amount of DM 88,000 and current account overdrafts of DM 51,000.

Taxes on corporate income and business profits

Taxes on corporate income and business profits amounted to DM 2,394,000 in the year under review (previous year: DM 5,288,000). They were calculated based on a planned dividend payment of DM 4,600,000 and refer to corporation taxes in the amount of DM 2,072,000 and trade taxes in the amount of DM 322,000.

IV. OTHER NOTES AND INFORMATION

Number of employees

Average annual employee numbers have developed as follows:

	2000	1999	1998
White-collar workers	12	20	18

Company organs

Executive board

Wolfgang Decker, Chairman
Sabine Decker
Dietmar Waldemar Mundil
(from July 17, 2000)
Dr. Hans-Gerd Höptner
(from July 17, 2000 until October 16, 2000)

Total remuneration payable to the Executive Board came to DM 1,816,000 in FY 2000.

Loans to members of the Board in connection with convertible bonds amounted to DM 300,000 plus accrued interest at an interest rate of 6 % p.a.

Members of the supervisory board

Dr. Märten Burgdorf, Chairman,
entrepreneur, Swisttal-Heimerzheim

Bernd Kosegarten, Vice Chairman,
independent management consultant, Hamburg
He also sits on the Supervisory Boards of the following companies:
- GENIATEC AG, Hanover (Chairman)
- Anton Heggenstaller AG, Unterbernbach (Chairman)
- NFZ-Norddeutsche Fleischzentrale GmbH, Hamburg (Chairman)
- JENOPTIK EXTEL AG, Jena

and is a member of the Advisory Boards of the following companies:
- Personenversicherungen und Finanzdienstleistungen Axa Colonia, Cologne
- Advisory Board, Northern Region of Dresdner Bank AG, Frankfurt

Prof. Dr.-Ing. Karl Eugen Becker, Gauting
He also sits on the Supervisory Boards of the following companies:
- TÜV Süddeutschland Holding AG, Munich (Chairman)
- Data Modul AG, Munich (Chairman)
- Kögel Fahrzeugwerke AG, Ulm (Chairman)
- Hans Einhell AG, Landau/Isar

Dr. Peter Brütt, former Chairman of the Board of
MAN Roland Druckmaschinen AG, Augsburg

Dr. Hanno Monauni, corporate lawyer and lecturer,
Bad Wimpfen

Robert A. Osterrieth, director,
German Venture Advisors Limited, London
He also sits on the Supervisory Boards of the following companies:
- Kleindienst Datentechnik AG, Augsburg (Chairman)
- Eurobike AG, Düsseldorf (Vice Chairman)

Remuneration payable to the Supervisory Board came to DM 225,000 in FY 2000.

[illegible]

[illegible]

The list of equity interests was lodged with the Augsburg registration court.

[illegible]

As the ultimate parent company, the company prepares consolidated financial statements covering all eligible group companies. These consolidated financial statements include all companies in which WashTec AG owns more than 50% of the shares either directly or indirectly.

The consolidated financial statements for the period ended December 31, 1999 were lodged with the Augsburg local court on May 15, 2000 and published in the federal gazette on August 25, 2000.

Augsburg, April 2001

WashTec AG

Wolfgang Decker   Sabine Decker   Dietmar W. Mundil

AUDITOR'S CERTIFICATE TO THE FINANCIAL STATEMENTS

We have audited the annual financial statements, together with the bookkeeping system, and the management report of WashTec AG for the business year ending December 31, 2000. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's Board of Managing Directors. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the Company's Board of Managing Directors, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In accordance with section 322 (2) Sentence 2 of German Commercial Code, we point out in addition to the statements in the Group management report that essential operating credit lines of the WashTec Group expired on December 31, 2000 and were tacitly extended for the time being. These operating credit lines are indispenseable for the continued solvency and existence of the company.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of WashTec AG in accordance with German principles of proper accounting. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Munich, April 4, 2001

PriceWaterhouseCoopers GmbH
Wirtschaftsprüfungsgesellschaft

S. Mulas
Wirtschaftsprüfer

K. Schuster
Wirtschaftsprüfer

Concept and text:
Haubrok Investor Relations, Düsseldorf

Design:
prahl_recke, Düsseldorf

WashTec AG · Argonstrasse 7 · 86153 Augsburg
P.O. Box 11 11 69 · 86147 Augsburg · Germany
Phone +49 (0) 821/5584-0 · Fax +49 (0) 821/5584-1204
washtec@washtec.de · www.washtec.de